                       Registration No. 333-90031

                             Amendment No.7

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549
                                Form SB-1

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                       NORTHSTAR ELECTRONICS, INC.
               (Name of Small Business Issuer in its Charter)3679

      Delaware                          3679             #333-0803434
(State or other Jurisdiction of  (Primary Standard     (I.R.S. Employer
Incorporation or organization)    Industrial            Identification
                                Classification Code)         Code)

                         1455-409 Granville Street
                              Vancouver, BC
                                  V6G 2J2
                           Tel: (604) 685-0364

  (Address, including zip code and telephone number, including area code and registrant's principal executive office and principal place of business)

                           Mr. Jeffrey A. Nichols
                        388 Market Street, Suite 500
                             Capital Law Group
                          San Francisco, CA 94111
                              (415) 433-1178
     (Address, including zip code and telephone number, including area code, of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after the effective
                                                 date of this
                                                 registration
                                                 statement

If any of the securities registered on this form are to be offered n a delayed or continuing basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / X /

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective delaying amendment filed pursuant to Rule 462, under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


Calculation of Registration Fee

Title of each Class     Offering price Maximum Dollar  Proposed Amount
  of Securities           per share        Amount              of
to be registered                            to be        registration
                                         registered           fee
-----------------------------------------------------------------------
Common Stock               $1.00          $800,000           $287
Common Stock(1)            $1.00          $200,000           $130
-----------------------------------------------------------------------
(1)The registration of 200,000 shares is being done on behalf of a selling security holder. There is no current market for the shares and the offering price per share, of $1.00 is an estimate based on the offering price of the shares to be sold by the company. The figure of $130 is based on an estimated maximum dollar amount to be registered of $200,000.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Disclosure Alternative Used: Alternative  1 / /   Alternative  2 /X/

                          Northstar Electronics, Inc.

                               Mailing Address:
                        Suite 1455-409 Granville Street
                                Vancouver, BC
                                   V6C 1T2
                               (604) 685-0364

   As filed with the United States Securities and Exchange Commission on
                               November 1, 1999

Description of Securities Offered: Up to 800,000 shares of common stock, par value $0.0001, to be offered by the company at a price of $1.00US per share; and up to 200,000 shares, of common stock, par value $0.0001, to be offered by a selling security holder on a delayed or continuous basis following the effective date of this prospectus. All costs incurred in the registration of the shares are being paid by the company.

These securities involve a high degree of risk. See "Risk Factors" contained in this prospectus, beginning on page 5.

Neither the Securities and Exchange Commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Distribution Spread for Shares offered by the Company

        Price to Public      Underwriting discount      Proceeds to issuer or
                                and commissions            other persons
        ---------------         ---------------            -------------
Per Unit     $1.00US                  $0                      $1.00US
Total        $800,000                 $0                      $800,000
Distribution Spread for Shares offered by the Selling Security Holder

        Price to Public      Underwriting discount         Proceeds to
                                and commissions           other persons
        ---------------         ---------------           -------------
Per Unit    Unknown                   N/A                    Unknown
Total       Unknown                   N/A                    Unknown


Approximate date of proposed sale to the public: As soon as practicable following effectiveness of the
                                                 registration statement

Closing date: June 30, 2000, for the offering by the company; open for the offering by the selling security holder.

Table of Contents

3     Prospectus Cover Page

5     Prospectus Summary

6     Risk Factors

9     Plan of Distribution

10     Dilution

10     Use of Proceeds

11    Northstar's Business

16    Management's Discussion and Analysis or Plan of Operations

18    Changes in or Disagreements with Accountants on Accounting and
        Financial Disclosure

18    Security Ownership of Management and Certain Security Holders

20    Directors Officers and Significant Employees

23    Remuneration of Directors and Officers

24    Interest of Management and Others in Certain Transactions

25    Disclosure of Commission Position on Indemnification
        Of Securities Act Liabilities

26    Litigation

28    Financial Statements

74    Part II Information not Required in the Prospectus

Prospectus  Summary

The Issuer:

Northstar Electronics, Inc., a Delaware corporation. Northstar, is the parent of Northstar Technical Inc., NTI

Subsidiary Business:

NTI is a high technology developer and electronics manufacturer, with corporate offices in British Columbia, Canada and research and development and production operations in Newfoundland, Canada.

Securities Offered: Up to 800,000 shares of common stock, par value $0.0001, to be offered by the company; and up to 200,000 shares of common stock, par value $0.0001, to be offered by a selling security holder.

Minimum Number of Securities Offered: There is no minimum

Offering Price: $1.00US per share for the 800,000 shares offered by the company; price(s) to be determined by the selling security holder for the 200,000 shares offered by him.

Residency Limitation:  No limitations

Use of Proceeds: Net proceeds from this offering of up to $800,000 will be used for:

(a) Marketing and promotion of products
(b) Business development
(c) Production of products
(d) Operating capital

Total common shares issued and outstanding: 7,604,481

Total common shares after sale of offering: 8,404,481

Closing Date: June 30, 2000, for the 800,000 shares offered by the company and an open closing for the 200,000 shares offered by the selling security holder.

Risk Factors

Northstar's business carries substantial risks. Northstar's securities should be purchased only by those who can afford to lose their entire investment. You should consider the following risk factors and other information in this prospectus before investing in our common stock.

Because our operating history is limited and includes financial losses, our future business may continue to be unprofitable

The auditors for Northstar's operating subsidiary, NTI, have deemed NTI a going concern. However, we have only a limited operating history upon which an evaluation of our business and future prospects can be based. We have never been profitable and future profits may never occur. This lack of profitability would seriously impede our ability to continue as an operating company.

Increased expenses could lead to curtailment of operations

We plan to expand operations and to conduct additional research and development-all of which will increase company expenses. If revenues do not rise in conjunction with expenses, we may have to curtail operations or halt operations completely.

Inadequate manufacturing performance could damage our business

Unanticipated technical or quality control problems on the Lockheed Martin contract could delay payments from Lockheed Martin that could cause us financial problems and may curtail operations.

Failure to obtain manufacturing components in a timely fashion may curtail product productions

Our manufacturing operations, both NETMIND and contract, depend on reliable suppliers who can provide electronic and mechanical parts promptly. We have limited experience with our suppliers and no long-term contracts or direct control over these suppliers, which are independent third parties. In our brief experience with these suppliers, we have found ourselves waiting for parts. Long interruptions may curtail production operations.

Any disruption to our computerized inventory ordering system due to software and hardware failures would delay component ordering and may curtail production operations.

Failure to attract new personnel or replace leaving personnel may curtail operations

Competition for personnel in the high technology industry is strong. Because we are a relatively new company with a limited operating history and limited financial resources, we may not be able to retain key technical, sales and management employees or be able to recruit qualified electronic engineers, technicians and managers that we may need in the near future. This could impede our ability to produce additional products to meet any increased demand that the company might develop through its marketing efforts and limit our ability to keep up to date with our research and development efforts.

Our inability to compete with established competitors may limit sales of the NETMIND product

We may not be able to effectively compete with established competitors, such as Furuno and Scanmar, and NETMIND sales may not increase very much, or at all. This could mean that Northstar will never be profitable.


Other companies may claim that we have infringed their intellectual property rights

Other companies in the marine electronics industry may claim that we have infringed on their intellectual property rights. We may not have the financial resources to adequately defend such claims and NETMIND operations may be curtailed.

No dividends may be declared on our shares

It is unlikely that we will declare any dividends on our shares during the next five years, or ever. Consequently, any investment in our shares should not depend on the declaration of dividends.

Our share value may be lower than the offering price because of dilution

New investors will suffer an immediate dilution of their investment based on the book-value of the common shares they purchase. See the dilution section for a reference table. Furthermore, any new issuance of common shares may devalue existing shares.

Possible fishing industry fluctuations could hurt NETMIND sales

Our NETMIND product is reliant on a single industry, fishing, which fluctuates significantly. The industry's operational fluctuations result in periods of low sales revenues. If we do not adequately forecast sales, we may face unforeseen periods of cash shortages.

Possible defense industry downturns could hurt contract manufacturing opportunities

Downturns in the defense industry in the United States and Canada-our target market- occur from time to time; this in turn could hurt our potential for future contract manufacturing opportunities.

Current legal claims against Northstar could result in financial difficulties

We are currently the defendant in a lawsuit commenced by our company's former master distributor, First Watch Marine, Inc. that company alleges that we interfered with its ability to sell products and claims $1.3 million in relief, plus damages. We have filed a counterclaim of $100,000, which we contend First Watch owes, plus damages. We consider our case strong, but court proceedings are unpredictable, time-consuming and costly.

Our dependency on one product could lead to curtailment of Northstar's business

NETMIND is our only commercial product and the success of Northstar is highly dependent upon the commercial viability of the NETMIND product as it compares to other similar products available in the market. To date, we have not sold NETMIND on a profitable basis. If, for whatever reason, we are not able to produce, market and sell the NETMIND product profitably, we may not have the financial resources to maintain the company's business.

If we do not raise funds in the next six months, we will have significant delays in the development of new products and may be forced to substantially curtail operations

We are attempting to raise funds that are necessary for further development of our business plan. If we are unsuccessful in the next six months, we will face risks including the following:

We would be forced to curtail our operations and delay development of new products.

Our business development activities would be curtailed, which would severely limit our ability to generate revenues to cover current and future operating expenses.

Receipt of minimal funds from the offering could restrict Northstar's future business

If minimal funds are raised from the current offering, we will not likely be able to carry out the planned growth-oriented activities, such as increasing NETMIND marketing, NETMIND production capacity, and contract manufacturing business development. Inability to carry out these activities would heavily restrict growth for the next two years or longer and could negatively affect the ability of Northstar to stay in business.

Plan of Distribution

Principal Underwriters: None

Discounts and Commissions Paid to Dealers: None

Plan of Distribution for Securities Offered through Brokers or Dealers:
None

Securities to be Offered for the Account of Security Holders: 200,000 common shares

Arrangements for Return of Funds to Subscribers: None

Material Delays in the Payment of Proceeds of the Offering: None

We plan to sell Northstar's 800,000 shares in privately negotiated transactions at the offering price.

The selling security holder may offer the 200,000 shares covered in this registration statement in the over-the-counter market, on the Nasdaq National Market, in privately negotiated transactions, or by a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated market prices.

The shares are being sold by the selling security holder and Northstar has no agreements or understandings with any broker or dealer for the sale of such shares. The selling security holder may use a broker-dealer in the sale of his securities and the commission to be paid, if any, will be determined at that time. Prior to the involvement of any such broker-dealer, such broker-dealer must seek and obtain clearance of the compensation arrangements from the National Association of Securities Dealers, Inc. In such an event, Northstar will file a post-effective amendment identifying such broker-dealer(s).

Northstar will receive no proceeds from the sale of the shares of the selling security holder.

The proposed sale of the Northstar shares and the selling security holder shares will be made as soon as practicable following the effectiveness of the registration statement.

Sales of the shares offered by the selling security holder, or even the potential of such sales, may likely have an adverse effect on the market price of the common stock of Northstar.

Dilution

The net tangible book value of the company, as of September 30, 1999 was ($380,017) or approximately ($0.05) per share. Giving effect to the sale by Northstar of shares at the offering price, the pro forma net tangible book value of Northstar would be approximately $419,983 or approximately $0.05 per share, which would represent an immediate increase in net tangible book value of approximately $0.10 per share to present shareholders and an immediate dilution of approximately $0.95 per share, or approximately 95% to new investors. The dilution factors are summarized as follows:
-----------------------------------------------------------------------
ASSUMING MAXIMUM SHARES SOLD
Offering Price (before deduction of operating expenses) $1.00 per share Net tangible book value before offering ($0.05) per share
Net tangible book value after offering $0.05 per share
Dilution to new investors $0.95 per share
Dilution as a percentage 95%
-----------------------------------------------------------------------

Use of Proceeds

We estimate that Northstar will use the maximum funds of $800,000 as follows :


Production (Marine Electronics)                       $150,000
Production (Contract Manufacturing)                   $200,000
Marketing (Marine Electronics)                        $100,000
Business Development (Contract Manufacturing)         $100,000
Operating Capital                                     $250,000
Total                                                 $800,000

Production/Marine Electronics refers to the manufacture of our NETMIND system. The company plans to increase production from approximately four systems per month to 8-10 per month, by adding additional electronic equipment, increasing the size of the plant's electronics section by about 1500 square feet, and hiring three new full-time production workers.

Production/Contract Manufacturing refers to our manufacture of other companies' systems, under contract. The company intends to establish a separate production operation for this. The space required is about 2,000 square feet to accommodate component inventory, manufacturing, administration, storage of finished goods and shipping. Equipment will be purchased for electronic and mechanical assembly and for testing of both incoming components and finished goods. Northstar plans to hire up to five new contract employees in 2000/2001.

Marketing/Marine Electronics refers to the NETMIND marketing.
Northstar intends to increase activities in 2000/2001, primarily in Western North America, the Gulf of Mexico and the US Eastern Seaboard, which it's hoped will lead to increased sales. Additionally, Northstar wants to start marketing in overseas countries such as Australia, Chile, Thailand, Korea and China. It will exhibit at trade shows, advertise in trade magazines, find new dealers, and provide guidance and support to these dealers.

Business Development/Contract Manufacturing refers to the activities designed to gain new contracts. The main focus in 2000/2001 will be large prime and defense communications contractors in the United States and Canada. The company intends to hire two people, each with 15-20 years experience in these industries, to identify opportunities. They will meet with prime contractors exhibit at defense and communications trade shows, and prepare qualifications documents and bids.

Northstar may not be able to raise the full amount of the offering proceeds. If only 25%, 50%, or 75% were raised, the proceeds would be allocated as follows:

Amount Raised                            25%         50%         75%
                                      --------    --------    --------
Production(Marine Electronics)        $100,000    $150,000    $150,000
Production (Contract Manufacturing)    $50,000    $100,000    $200,000
Marketing (Marine Electronics)         $50,000    $100,000    $100,000
Business Development (Contract Man.)     ----      $50,000    $100,000
Operating Capital                        ----        ----      $50,000
                                      --------    --------    --------
Total                                 $200,000    $400,000    $550,000

If only minimal proceeds, that is 25% are raised, or less we will likely require the additional funds in mid-2000 in order to achieve the expected growth. Northstar estimates that approximately one year after successful completion of the offering , that is, in early to mid 2001, it will likely require additional funds for accelerated growth. We are exploring ways and means of raising the funds, and as of yet, we have no plans in place.

If our efforts to obtain financing are unsuccessful, Northstar's growth, if any, will likely be funded from operating cash flow.

Northstar's Business

Northstar's business is currently that of its subsidiary NTI.
Northstar was incorporated on May 11, 1998 as Scientific Technologies, Inc. under the laws of the state of Delaware. The name of the company was changed to Northstar Electronics, Inc. in September, 1999.

Corporate Facilities:   Northstar maintains its principal corporate
offices at #1455-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2.

NTI Corporate Information: NTI is a corporation incorporated under the laws of Newfoundland, Canada on July 5, 1989 and extra-provincially registered in British Columbia on April 1, 1997. The registered and records offices of NTI are located at 10 Fort William Place, P.O. Box 5939, St. John's, Newfoundland, A1C 5X4 Telephone:(709) 722-8735,
Facsimile: (709) 722-1763). NTI's head office is located at Suite 1455, 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2
Telephone: (604) 685-0364, Facsimile: (604) 689-8337.

NTI-General Development and History: NTI was founded in 1989 by Dr. Wilson Russell as a technology development and manufacturing company. It effectively became an operating company in 1994. NTI acquired the initial technology for the NETMIND system from the receiver of National Petroleum and Marine Consultants Limited and Altair Marine Systems Limited for the sum of $1.00.
The companies had spent an aggregate $1,183,000 on partial development of the technology.

NTI has since completed the development and commercialization of the NETMIND system and established a production operation. The first product was ready for the market in August 1996. The plant has manufactured over fifty systems.

NETMIND system customers include the National Oceanics and Atmospheric Administration NOAA in the United States, the United States Department of the Interior and Fishery Products International FPI in Canada. Sales to these organizations,to date, are as follows: NOAA $187,016; US Department of the Interior $37,257; and FPI $99,539.

In 1995, NTI signed a teaming agreement with Loral Librascope -now Lockheed Martin of Manassas, Virginia- of Glendale, California pursuant to which, if Loral were successful in a proposal to the Canadian Navy, NTI would assemble and test multi-function work stations submarine control consoles. In 1997, Lockheed Martin entered into a contract with NTI pursuant to which NTI assisted Lockheed Martin with the production of the first prototype console on their premises. Lockheed Martin was eventually successful with its proposal to the Canadian Navy; NTI signed a $2.0 million contract with Lockheed Martin, on October 19, 1999. The contract calls for NTI to assemble, test and deliver 11 consoles to Lockheed Martin by August 2000. Lockheed Martin will provide to NTI the parts list, suppliers list, testing instructions and assembly instructions. Payment is subject to inspection for final acceptance by Lockheed Martin.

Background Technology: NTI has developed a communications technology that can send information from one place in the ocean to another place. Electronic devices take certain measurements that are then transmitted using underwater sound waves to a receiving system which processes the data and displays it on a computer monitor. The technology has many potential uses in a variety of industries including offshore oil and gas, defense, marine transportation, oceanography, environmental and fishing. The basic engines are underwater sensors which take measurements and transmit them back to a receiver on board a ship or oil production platform.

Each sensor is equipped with one or more acoustic transducers, depending on its function. These transducers are used to send the sound signals. Analog and digital signal processing and power management functions are performed by the sensor electronics. The telemetered data are received by a device mounted on the bottom of the ship for transmission via cable to the deck unit processor/display, a small cabinet mounted at a convenient location on the bridge of the ship. The processor portion of the deck unit decodes the signals and converts them into engineering units for display on a high resolution color monitor.

The NETMIND System: The first application of NTI's core technology is the NETMIND system for the world's commercial fishing industry.

The NETMIND Market: NETMIND was introduced to the fishing industry marketplace in 1996 and approximately 50 sales have been made in North America and Europe. The targeted customers have been strategic in that they are industry leaders and government agencies. They include the following:

National Oceanics and Atmospheric Administration, NOAA

United States Department of the Interior, U.S. Geological Survey

Department of Fisheries and Oceans, Government of Canada

Fisheries and Marine Institute of Memorial University of Newfoundland &
Labrador,
 St. John's, Newfoundland, Canada

Fishery Products International, St. John's, Newfoundland, Canada

National Sea Products Ltd., Lunenberg, Nova Scotia, Canada

We have received positive written feedback from some of our customers. Three of these are shown in Exhibit 3.13. In summary, they say that the NETMIND system enhances efficiency, reduces gear damage and improves quality.

Competition: The NETMIND system has two main competitors, Furuno in Japan and Scanmar in Norway, both of which are private companies. Very little information is available to the public on these companies' sales, number of employees, research and development spending, and overall financial condition. We believe that NETMIND has technical advantages over each. This belief is based on our testing program from

1996-1999 which established our technical specifications and on information gleaned from Furuno's website, www.furuno.com, and from Scanmar's website, www.scanmar.com. We have no direct access to any competitor's test data.

 Both the Furuno and Scanmar systems consist of wireless acoustic sensors used underwater in a similar fashion to the NETMIND system. The Furuno C-24 system is a net recorder used for mid-water and deep-water trawlers. The Scanmar net monitoring system operates the same way, that is, by illustrating how the fishing net is behaving while being towed. However, unlike these products, NETMIND sensors are fully serviceable. The electronic circuitry is contained in stainless steel cylinders within each component and is easily removed for repair by opening the end cap.

 We believe, that NETMIND components have longer battery life: 150-200 hours before recharging compared to approximately 20-150 hours for Scanmar and 10-15 hours for Furuno. As well, the NETMIND system has proven to be very effective at distances up to 2000 metres while, we believe, competitive systems fall short of this feature. This is because underwater sound waves can be detected at greater distances if their frequency is low. The telemetry frequency for NETMIND is 28Khz, compared to 40Khz for Furuno and 40.8-43.4 for Scanmar. We believe the rugged design of various NETMIND components has surpassed competitors' designs in that NETMIND's unique components require very little maintenance.

While NTI is continuing to grow, we believe the company is smaller in size and resources when compared to its competitors. NTI's staff numbers fourteen, while we believe Scanmar and Furuno each employ many times that number. As well, we believe these companies' facilities are substantially larger than NTI's. We also believe that Scanmar and Furuno have each achieved worldwide sales of several thousand systems through well developed dealer networks. We base these beliefs on the general reputations of these companies in the marketplace over the past five years and on verbal discussions our staff has had, from time to time, with electronics dealers in Canada, the United States, Iceland and Norway over the past five years.

Distribution of NETMIND System: NETMIND is sold directly to customers by our own sales staff and through marine electronics dealers. There are currently no exclusive dealer arrangements for particular geographical areas. We operate on the principle, "Let the best dealer win," and we encourage dealer competition. We now have dealer representation in Canada, the United States and Scotland.

We pay commissions to dealers ranging from 20-28%, based on the value of their sales over a six month period. The more they sell, the higher the commission.

We support the sales effort with a product brochure, pamphlets citing customer testimonials, and attendance at trade shows such as FISH EXPO in Seattle. We also advertise in trade magazines, notably "The Navigator" in which we currently have a monthly advertisement and "Fishing News International" where we placed advertisements in 1997 and 1998.

Technology Protection: Since commercializing NETMIND in 1996, NTI has made many enhancements to the system. These activities have resulted in an optimum design for which a patent application is intended to be submitted in late 2000 or early 2001. The technology is difficult to replicate because of its sophistication and, regardless of patent protection, it is expected it would take several years for a new player to catch up to the present system. Northstar has obtained Canadian Trademark rights to the name NETMIND registration number TMA515,009 24-Aug-1999, effective for 15 years from 24-Aug-1999. No other intellectual property related applications have been filed or prepared. In the meantime, NTI is developing new innovative NETMIND products which should help ensure a competitive edge.

Future Opportunities for NTI's technology: NTI's second technology application will likely be for the multi-billion dollar offshore oil and gas industry. One potential product is for the remote control of subsea wellheads which transfer petroleum from the field back to the offshore production platform. This is especially important as the industry goes into deeper and deeper water to find and produce petroleum.
NTI envisages further business opportunities are in the defense, marine transportation, oceanographic and environmental industries. The possibilities include docking systems for large ocean going ships, positioning systems for oil and gas drilling platforms, acoustic measurements of ocean currents, and diver to diver communications for the recreational diving industry. NTI would likely look to strategic alliances with other companies and government agencies to reduce technological risks and open doors to new markets. At this time, NTI has not entered into nor is contemplating any specific strategic alliances.

Historical Financial Information: NTI has spent over $ $1,233,000 to complete the development and commercialization of the NETMIND system. NTI has received $311,775 in Scientific Research and Experimental
Development refunds from Revenue Canada.

Funding support from the major shareholder and private investors total approximately $1,065,000 in the form of share purchases or loans. The federal Government of Canada has provided support totaling approximately $400,000 in the form of research grants and interest free loans through the National Research Council and the Atlantic Canada Opportunities Agency.

Projected Revenues: NTI anticipates revenues of approximately $2.0 million in the first year following completion of the offering based on the $2.0 million contract with Lockheed Martin.

 Plant Equipment and Operations: The manufacturing plant is located in St. John's Newfoundland. The plant, approximately 3,000 square feet in area, is comprised of an electronics shop, a mechanical engineering shop, a molding room, a component inventory area, a finished goods area, research and development offices and administrative offices. The plant possesses equipment typical of an electronics manufacturing operation, i.e., oscilloscopes, soldering stations, computers, flume hood, molding equipment, drill press and specialty testing and assembly tools. The inventory system is computerized with a rigorous quality program in place which covers incoming components, assembly testing and finished goods testing. NTI uses the program TANGO for its computer aided design CAD activities. Lockheed Martin Federal Systems in Manassas, Virginia has supplied to NTI proprietary hardware and software for the testing of submarine control consoles. NTI uses outsourcing as much as possible to keep overhead and staffing levels low. For example, most of the mechanical assemblies for the NETMIND system are supplied by a local mechanical shop. The assemblies are then incorporated into the molding of plastic housings produced in-house.

Northstar's business activities do not involve the discharge of materials into the environment. Consequently, we do not intend to spend money for environmental control facilities.

Employees

As of November 30, 1999, Northstar had fourteen full-time employees and three part-time engineering consultants. None of Northstar's employees are represented by a labour union, and Northstar considers its employee relations to be good. Competition for qualified personnel in Northstar's industry is intense, particularly for software development and other technical staff. Northstar believes its future success will depend in part on its continued ability to attract, hire and retain qualified personnel.

Management's Discussion and Analysis or Plan of Operations

Overview of the Business Plan

As described elsewhere in this registration statement, we have completed the development of our first product, The estimated amount spent on company-sponsored research and development activities was $62,318 in fiscal year-end December 31, 1998, $195,878 in fiscal year-end March 31, 1998, $221,429 in fiscal year-end March 31, 1997 and $440,300 in fiscal year-end March 31, 1996.

Our revenues were $168,377 in fiscal year-end December 31, 1998, $181,764 in fiscal year-end March 31, 1998 and $174,200 in fiscal year-end March 31, 1997.

We plan to devote our efforts in the next twelve months to increasing our sales network, marketing and promoting our product and maintaining, to the extent our funds allow, the production of our products to meet anticipated demand.

In contract manufacturing, we have signed the contract with Lockheed Martin. We plan to complete that contract in the next twelve months. We also plan to increase our business development activities with the objective to secure new contracts in the defense industry.

 We plan to increase our staff to twenty full-time employees in the next twelve months with the addition of a project manager, two business development personnel, and three manufacturing personnel.

The following discussion and analysis should be read in conjunction with Northstar's financial statements and notes included elsewhere in this registration statement. The discussion of results, do not imply any conclusion that such results will necessarily continue in the future.

Results of Operations-Nine Months Ended September 30, 1998 and 1999

NTI's wholesale revenues were $154,496 for the nine months ending September 30, 1998 and $321,013 for the nine months ending September 30, 1999. The gross profit for the nine months ending September 30, 1998 was 35% and 65% for the nine months ending September 30, 1999. Expenses totaled $264,834 for the nine months ended September 30, 1998 and $396,753 for the nine months ended September 30, 1999. Dividends of $28,763 were paid on Northstar's preference shares in 1998. These shares have been fully redeemed or converted to common shares. Northstar's assets as of September 30, 1999 totaled $401,553 and its current liabilities totalled $113,810. Long-term debt of $526,061 consists of government interest-free loans and a loan of $160,000 payable to Pathfinder Enterprises Inc., a company controlled by a shareholder of Northstar, with monthly interest payments only to July 2002, secured by a floating charge debenture. There are shareholder loans of $141,699 with no fixed terms of repayment. Northstar has an accumulated deficit of $1,404,286 as of September 30, 1999. The amount spent on research and development in the last two fiscal years was $258,196. The amount of receivables subsequently collected in cash, after September 1999, was $131,573.

Our financial statements include the accounts of NTI for all periods and the accounts of Northstar commencing January, 1999. Northstar had no operations other than organizational activities prior to the January, 1999 merger.

Changes in or Disagreements with Accountants on Accounting and Financial Disclosure

Northstar's board of directors approved a decision in December, 1999, to change accountants. The primary reason was that we require a firm in close proximity to our corporate offices.

Jones, Jensen and Company, LLC, had carried out the audits prior to the reverse acquisition, when the company was called Scientific Technologies, Inc.

Statements prepared by Jones, Jensen and Company contained no adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope or accounting principles.

There were no disagreements between Northstar's management and Jones and Jensen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. A letter to that effect from Jones Jensen is shown in the exhibits.

Northstar has engaged a new accounting firm, Smythe Ratcliffe, to carry out future audits. No consultations have been made, to date, with this firm.

Security Ownership of Management and Certain Security Owners

The following table sets forth, as of September 15, 1999, the beneficial ownership of Northstar's common stock by each officer and director of Northstar and by each person known by Northstar to own beneficially more than 5% of Northstar's common stock outstanding, by the selling security holder and by the officers and directors of the company as a group. Except as otherwise indicated, all stocks are owned directly.

                                   Number     (1)       Number     (2)
              Name and               of       % of        of      % of
              Address of           Shares    Shares     Shares    Shares
Title of      Beneficial           Before    Before      After    After
Class         Owner               Offering  Offering   Offering  Offering
--------      -----------         --------  --------   --------  --------Common
Stock  Frank Power          990,000    13.37%    990,000   11.78%
              998 Riverside Dr.
              Port Coquitlam,B.C.
              Canada V3B 7Y4

Common Stock  Wilson Russell       964,883    13.03%    964,883   11.48%
              4742 Collingwood St.
              Vancouver, B.C.
              Canada V6S 2B4

Common Stock  Lee Meyer            100,000     1.35%    100,000    1.19%
              9629 Alene Drive
              Tujunga, CA 91042

Common Stock  Ladner Enterprises   597,900     8.08%    597,900    6.35%
              60 Market Square
              P.O Box 364
              Belize City
              Belize, C.A.

Common Stock  Adventure
                Capital Inc.       533,633     7.02%    533,633    7.11%
              9 Power Place
              St. John's NFLD,
              Canada

Common Stock  Dr.Michel
                Ghanadian(4)       400,000     5.26%    200,000(5) 2.38%(5)
              CH. Didotai 10
              1223 Cologny,
              Switzerland

Common Stock  Monaco Ventures
                Ltd.(3)          1,000,000    13.51%  1,000,000   11.90%
              60 Market Square
              P.O Box 364
              Belize City
              Belize, C.A.

Common Stock  London Enterprises
                Ltd.(3)            700,000     9.45%    700,000    8.33%
              60 Market Square
              P.O Box 364
              Belize City
              Belize, C.A.


Common Stock  All officers and   2,054,883    27.02%  2,054,883   24.45%
                Directors
                as a Group (3 persons)

Number of shares of common stock after the offering:  8,404,481
Percentage of common stock after the offering:  24.45%

(1)Based on 7,604,481 shares of common stock of Northstar issued and outstanding on, November 30, 1999.

(2)Based on 8,404,481 shares, if all shares in the offering are sold.

(3) The beneficial owners of Ladner Enterprises Ltd., Monaco Ventures, Adventure Capital, Inc., and London Enterprises Ltd, are:

LADNER, Mr. Sean Iles, Leslie Lewis Building, Mount Tout, Grand Anse, St. George's W.I.
ADVENTURE, Dr. Carl Wesolowski, 9 Power Place, St. John's Newfoundland,
Canada
MONACO, Ms. Brenda McKay, Suite 71, Grand Anse, St. George's W.I.
LONDON, Ms. Michele Grey, 269 Morne Rouge Road, Grand Anse, St.
George's, Grenada, W.I.

(4)Selling security holder for 200,000 shares of common stock.

(5)Assumes all 200,000 shares being offered will be sold. Because the selling security holder may sell all or some, or none of the shares that he holds, the actual number of shares that will be held by the selling security holder upon or prior to termination of this offering may vary.

The following directors and officers of Northstar have been granted options to purchase shares of Northstar's stock as follows:

Optionee          Position     Options     Option Price Per Share
--------          --------     -------     ----------------------
Wilson Russell    Director     250,000             $0.50
Frank Power       Director     100,000             $0.50

 (1) Record owners of and beneficial owners of 5% or more of any class of our securities: See Table Above

(2)  Promoters: None, except for officers and directors

(3)  Affiliates: None

(4)  Type of securities underlying the options: common shares

(5)  Exercised options: None

Directors, Officers and Significant Employees

The following information sets forth the names of the officers and directors of Northstar, their present positions with Northstar, and their biographical information. Each director will serve until the next annual meeting of shareholders, and thereafter if re-elected.

Name of Director         Age
----------------         ---
Dr. Wilson Russell        54
Mr. Frank Power           56
Mr. Lee Meyer             54

Name of Officer          Office
---------------          ------
Dr. Wilson Russell       President and Principal Financial Officer
Mr. Frank Power          Vice-President

As a Delaware corporation, the final responsibility for management of the affairs of the company Northstar rests with the board of directors. The board currently consists of three directors. Those directors are elected at an annual meeting of shareholders and serve for an annual term until they resign or are replaced. Those directors meet or otherwise consult with one another on a regular basis. To review the affairs of the company and adopt or confirm any resolutions necessary to grant contractual and other authority to administrative officers. The directors may, and probably will, designate an executive committee to which they will grant limited authority to make certain ministerial decisions on behalf of the board.

The following sets forth information as to the principal occupation and business experience for at least the past five years of each of those directors and officers.

Dr. Wilson Russell: Dr. Russell received a Master's Degree in Engineering and in Physics from Memorial University of Newfoundland and a Doctorate in Engineering Physics from the University of Aix-Marseille in France. Dr. Russell's numerous positions include: geophysicist with Pan-American Petroleum -AMOCO- in Calgary, Alberta, 1968; professor and researcher at Memorial University, 1968 to 1977; Director of Engineering at NORDCO Ltd., 1977 to 1980; and Associate Director of the
Newfoundland Petroleum Directorate; 1980 to 1983.   After starting his
own consulting and technology development firm in 1983, Dr. Russell has also managed preparation of a development plan for the $6 billion Hibernia development which for submission to the government for approval of the project; invented, developed and commercialized the Hydroball current profiling system, a unique phased array ocean current profiling system which won the silver medal at the Canada Awards for Business Excellence in 1986; and developed a fibre optic modem for TRW in the United States. Dr. Russell founded NowTech Instruments Ltd., in partnership with a subsidiary of Bell Canada and was the first chairman of the board of directors of Seabright Corporation. Dr. Russell has also acted as a consultant for the Canadian federal government, the provincial governments of British Columbia and Newfoundland, the Canadian Consul in Boston, Massachusetts, Mobil Oil, the Defense Research Establishment Pacific and the French Navy. Dr. Russell founded NTI in 1989 and serves as both chairman and chief executive officer. He has also been the director and president of Cabot Management Ltd. since 1989. From 1994-1998, Dr. Russell was a director at the University of Victoria's Innovation and Development Corporation. In addition, Dr. Russell has been a Director with Cinemage Systems Corporation since 1998. Currently, as of 1999, he is the president and principal financial officer of Northstar. Dr. Russell has served as a director of Northstar since June of 1998.

Mr. Frank Power: Mr. Power, a business management consultant, has managed and administered several public companies for the last 15 years. Since 1984, Mr. Power has provided services, including strategic planning, management, administration, design and construction of major mining projects both nationally and internationally. He has owned and operated several consulting companies which have been providing comprehensive services in the industrial and high-technology fields as well as the mining field. His expertise includes re-activating public companies, project acquisitions, public and private funding, as well as developing and taking private companies public. He is equally skilled to function in the public markets of both Canada and the United States. Mr. Power is president and owner of Pow Con Management since 1981 and Premier Enterprises Ltd., since 1994. These companies manage, administrate and finance reporting companies. He served as president and director of several Vancouver reporting companies and publicly listed companies from 1986 to present. Since 1992, Mr. Power has served as president of World Organics Inc., listed on the Vancouver Stock Exchange. From 1996 to 1997, Mr. Power served as president and director of Accuimage Diagnostics and he is also the past president of Security Industries, Inc. These companies are traded on the OTC Bulletin Board. Mr. Power has served as a director of Northstar since May of 1998.

Mr. Lee Meyer: Mr. Meyer, since completing his Business Administration Degree from Arizona State University in 1946, has held positions as a managing director of Omni International since 1988; vice-president and director of World Organics, Inc., a reporting company; Secretary and Treasurer of Tec Industries Corp., a specialty equipment rental agency from 1980 through 1990; and owner and president of Stretchcoat from 1973 to 1984, a national manufacturer and marketer of specialty products. Present positions include president of WOI since 1991, a producer and marketer of agricultural amendments; Vice-President and 50% owner of Bio-Organics, Inc., an international manufacturer and marketer of micro-biological products. Mr. Meyer has also represented major principals selling products nationally.
Mr. Meyer has served as a director of Northstar since May of 1998.

Name of Significant Employee      Age     Title
----------------------------      ---     -----
Dr. David Buttle                   51     Technical Director
Mr. Brian Gamberg                  48     Senior Electronics Engineer
Mr. James Hall                     33     Electronics Technologist/
                                            Production Manager
Ms. Philomena Kavanagh             43     Office Manager

Dr. David Buttle: NTI's Technical Director and one of the world's leaders in developing and manufacturing ocean instrumentation for the defense industry. In 1977, Dr. Buttle founded Marine Acoustics which designed and manufactured sonar transducers for OEM use and subsea computers for the control of subsea rock drills. In 1985, Marine Acoustics was recognized as Marine Acoustics, Ltd. Marine Acoustics

Ltd., produced numerous sonar systems, including exercise mine acoustic telemetry systems, which are used by the British, United States, Australian, Belgian, Canadian and Egyptian Navies. Dr. David Buttle supervised the design of the NETMIND system and advises NTI on production and value engineering.

Mr. Brian Gamberg, P.Eng: Senior Electronics Engineer, has over 20 years experience developing marine systems, computer and communications systems and in project management. He has been involved in the design, development and implementation of both hardware and software elements of tracking radar systems, geophysical sounding systems, and distributed computing systems. Geographical Information systems and embedded instrumentation systems. Mr. Gamberg is responsible for the development of new NETMIND technologies and any other underwater communications products.

Mr. James Hall: an Electronics Technologist and NTI's Production
Manager. Mr. Hall is responsible for all production activities including inventory control, electronic and mechanical production, testing, quality control and shipping.

Ms. Philomena Kavanagh: Ms. Kavanagh, has extensive experience in office management and has worked for companies such as Coopers Lybrand, A.H. Murray Ltd. and Atlantic Specialties Ltd. Ms. Kavanagh is responsible for NTI's financial and product shipment administration.


Remuneration of Officers and Directors

The following table sets out certain information as to the company's three highest paid officers and directors for the period from the commencement of Northstar's business in February, 1999 to September 30, 1999. No other compensation was paid to any such officer or director other than the cash compensation set forth below:

Summary Compensation Table

Name of Individual(s)         Capacities in which        Remuneration
                             Aggregate Remuneration
                                 was Received
---------------------        ----------------------      ------------
Dr. Wilson Russell           Director, President and        $16,300
                           Principal Financial Officer

Mr. Frank Power            Director and Vice-President      $14,000

Mr. Lee Meyer                       Director                   N/L


Directors and Officers                                      $30,300
of Northstar as a
Group

The compensation paid to the president is believed by Northstar to be below market rates for services provided by the directors and officers, having regard to their experience and qualifications. Northstar anticipates compensation being increased to market rates upon Northstar achieving sufficient revenues and/or financing to pay such increased compensation. In particular, Northstar believes that the going rate for Dr. Russell, who is currently full-time with the company, should be in the range of $100,000 per annum. An uncompensated value for services from February, 1999 to September 30, 1999 of $21,200 is included in the financial statements of the company. For Mr. Power, who spends approximately ten hours per month on Northstar business, the current rate of $2,000 per month is considered reasonable.

Interests of management and others in certain transactions

There are no material contracts entered into by Northstar within the two years preceding the date hereof, except as follows:

Completion of the previous offering: Northstar completed an offering of 363,000 shares on January 26, 1999. The proceeds of the offering were US$363,000.

Acquisition of NTI: Northstar acquired NTI in January 1999, pursuant to an agreement dated July 31, 1998. Northstar purchased all of the issued and outstanding shares of NTI in exchange for 4,901,481 shares of its common stock which were issued from treasury. At the time of acquisition, NTI had a 10% loan payable to Pathfinder Enterprises, Inc. in monthly interest payments only to July 5, 2002 secured by a floating charge debenture. The beneficial owner of Pathfinder Enterprises, Inc. is Dr. Carl Wesolowski who is also the beneficial owner of Adventure Capital Inc., a 7.02% shareholder of Northstar. This loan is still in effect.

Except for the acquisition of NTI, none of the following persons has any direct or indirect material interest in any transaction to which Northstar is a party since the incorporation of Northstar in May, 1998 or in any proposed transaction:

(A) any director or officer of the party

(B) any proposed nominee for election as a director of Northstar

(C) any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to Northstar common stock; or

(D) any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of Northstar.

Available Information:

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxys and other information regarding issuers that file electronically with the SEC. The address is (http://www.sec.gov).

Disclosure of Commission Position on Indemnification of Securities Act
Liabilities

As per risks related to the management structure of Northstar management will have no liability for any mistake, errors of judgment or for any act of omission believed to be within the scope of authority conferred by Northstar's articles unless such acts or omissions were performed or omitted fraudulently or in bad faith, constituted gross negligence or were a violation of a director's or officer's fiduciary obligations to Northstar . Northstar has agreed to indemnify the officers and directors against all loss or damage even if caused by that officer's or director's fraud, bad faith, gross negligence or breach of fiduciary obligation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Description of Securities

General:

The securities being offered are the shares of Northstar common stock, par value $0.0001 per share. Under Northstar articles of incorporation, the total number of shares of all classes of stock that Northstar shall have authority to issue is 100,000,000 shares of common stock par value $0.0001 per share and 20,000,000 shares of preferred stock, par value $0.0001 per share. As of November 30, 1999, a total of 7,604,801 shares of common stock are issued and outstanding. All issued and outstanding shares of the common stock are fully paid and non-assessable.

Common Stock:

Holders of common stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of common stock, including the election of directors. Holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of Northstar's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the company Northstar's articles of incorporation.

Holders of common stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the board of directors, from funds legally available therefore. In the event of the liquidation, dissolution, or winding up of affairs of Northstar, all assets and funds of the company Northstar remaining after the payment of all debts and other liabilities shall be distributed, pro rata among the holders of the common stock. Holders of common stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable tot he common stock. All outstanding shares of common stock are fully paid and non-assessable.

 At their discretion, Northstar's directors may issue additional common or preferred shares, up to a maximum allowed by the articles of incorporation. A majority of shareholders could also amend the articles to increase the maximum number of shares. Shares could be issued to raise funds for Northstar's business activities or to acquire another company or the rights to a technology. The board could increase the shares in a series, create a new series or establish preferences and other terms and conditions to a newly created series.

Transfer Agent:

Signature Stock Transfer of Dallas, Texas is the transfer agent for the Shares.

14675 Midway Road-Suite 1221
Dallas, TX 75244
Tel: (972) 788-4193
Fax: (972) 788-4194

Share Purchase Warrants:

None.

Litigation

Northstar's subsidiary, NTI, is a defendant in a lawsuit commenced by our former master distributor, First Watch Marine, Inc. First Watch alleges that Northstar interfered with its ability to sell products. NTI, for its part, has filed a counterclaim against First Watch for money which it says First Watch owes it for NETMIND systems delivered to them. Northstar feels that it has a strong case and that there is no validity to the claims against it. The case may take up to two years or longer to go to trial.

The details are as follows:

1) Name of the court where proceedings are pending: Supreme Court of Newfoundland, Canada

2) Date proceeding began: First Watch issued statement of claim against NTI on July 15, 1999.
(First Watch Marine Inc.-Plaintiff and NTI-Defendant) NTI issued a statement of claim on August 3, 1999 (NTI-Plaintiff and First Watch Marine Inc.-Defendant)

3) Principal Parties: NTI and First Watch Marine Ltd.

4) Description of facts underlying the proceedings: First Watch alleges that NTI interfered in its ability to sell NETMIND systems. NTI alleges that First Watch owes NTI money for delivery of NETMIND systems by NTI to First Watch.

5) Relief sought: First Watch-$1.3 million plus damages
    NTI-$100,000 plus damages

Northstar Electronics, Inc.

(800,000 shares of Common Stock)

Prospectus

Until June 30, 2,000 all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus.

FINANCIAL STATEMENTS

This section should comprise the audited and unaudited financial statements of Northstar Electronics, inc. and its wholly owned subsidiary Northstar Technical, Inc.

Index to Financials:

  i) Northstar Electronics Inc. Unaudited Consolidated Financial Statements for the period ended 12/31/97.
 ii) Northstar Electronics Inc. Unaudited Consolidated Financial Statements for the period ended 12/31/98. NEED NOTE ADDED
iii) Northstar Electronics Inc. Unaudited Consolidated Financial Statements for the period ended 9/30/99. NEED NEW STMTS
 iv) Northstar Technical Inc. Audited Financial Statements for the period ended 3/31/98, along with Auditors' Report.
  v) Northstar Technical Inc. Audited Financial Statements for the period ended 12/31/98, along with Auditors' Report. NEED NEW ONE
 vi) Consent of Independent Auditors'

---------------------------------------------------------------------------

 i)
                        NORTHSTAR ELECTRONICS INC.
               INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           (U.S. Dollars)
                            (Unaudited)
                         December 31, 1997


CONTENTS                                           Page

Interim Consolidated Income Statement                 1

Interim Consolidated Statement of Cash Flows          2

                       NORTHSTAR ELECTRONICS INC.
                INTERIM CONSOLIDATED INCOME STATEMENT
                            (U.S. Dollars)
                             (Unaudited)
                  NINE MONTHS ENDED DECEMBER 31, 1997


Sales                                                      $158,066

Cost of goods sold                                           48,723
                                                            -------
Gross profit                                                109,343

Expenses
  Business tax                                                1,496
  Depreciation                                                4,246
  Dues, fees and licenses                                     1,063
  Insurance                                                   1,323
  Interest and bank charges                                  32,595
  Lab expenses                                                5,000
  Marketing                                                   8,668
  Office and miscellaneous                                   17,130
  Professional fees                                          22,106
  Rent                                                       24,914
  Salaries/wages/employee benefits                          105,804
  Travel                                                     27,683
  Research and development cost                              23,532
  Contract manufacturing cost                                28,218
                                                            -------
                                                            303,778
                                                            -------

Net loss                                                   (194,435)

Deficit, beginning of period                               (740,781)
                                                            -------

                                                           (935,216)
Add: Discount earned on redemption of
          Class A preference shares                          16,000
                                                            -------

Deficit, end of period                                    $(919,216)
                                                           ========

                        NORTHSTAR ELECTRONICS INC.
                INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
                             (U.S. Dollars)
                              (Unaudited)
                  NINE MONTHS ENDED DECEMBER 31, 1997


Cash provided by (used in)

  Operations

    Net loss                                             $(194,435)
    Depreciation                                             4,246
    Net change in non-cash working capital items            82,174
                                                           -------

                                                          (108,015)
                                                           -------

  Financing activities
    Proceeds from issuance of shares                       117,781
    Proceeds from long term debt                            17,334
    Advances to Cabot Management Limited                    (2,977)
    Advances from shareholder                                4,967
    Discount on redemption of preference shares             16,000
                                                           -------

                                                           153,105
                                                           -------

  Investing activities
    Purchase of capital assets                              (8,245)


Net change in cash resources                                36,845

Cash, beginning of period                                   (1,399)
                                                           -------

Cash, end of period                                        $35,446
                                                           =======

 ii)
                        NORTHSTAR ELECTRONICS INC.
                    CONSOLIDATED FINANCIAL STATEMENTS
                            (U.S. Dollars)
                             (Unaudited)
                          December 31, 1998


CONTENTS                                            Page

  Consolidated Balance Sheet                           1
  Consolidated Income Statement                        2
  Consolidated Statement of Shareholders Equity        3
  Consolidated Statement of Cash Flows                 4
  Notes to Consolidated Financial Statements           5

                        NORTHSTAR ELECTRONICS INC.
                        CONSOLIDATED BALANCE SHEET
                             (U.S. Dollars)
                              (Unaudited)
                           December 31, 1998

                                            December 31,        March 31,
                                                   1998             1998
ASSETS                                          -------          -------
Current
    Cash                                         $2,231           $2,553
    Receivables                                  99,055          152,035
    Inventory and work in progress               37,519           63,638
    Prepaid expenses                              1,513            2,751
                                                -------          -------
                                                140,318          220,977
Capital assets                                   17,016           18,489
                                                -------          -------
                                               $157,334         $239,466
                                                =======          =======
LIABILITIES
Current
    Payables and accruals                      $167,541         $133,037
    Loans payable                               116,039           92,527
                                                -------          -------
                                                283,580          225,564

  Long term debt (Note 2)                       476,897          476,897
  Loans payable to Cabot Management Limited      92,226           91,020

  Loans payable to shareholder                   80,246           55,735
                                                -------          -------
                                                932,949          849,216
Contingent liability (Note 4)

SHAREHOLDERS' EQUITY
  Share capital (Note 3)                        440,069          403,582
  Deficit                                    (1,215,684)      (1,013,332)
                                                -------          -------
                                               (775,615         (609,750)
                                                -------          -------

                                               $157,334         $239,466
                                                =======          =======

      The accompanying notes are an integral part of these consolidated financial statements.

                       NORTHSTAR ELECTRONICS INC.
                     CONSOLIDATED INCOME STATEMENT
                            (U.S. Dollars)
                             (Unaudited)
                  NINE MONTHS ENDED DECEMBER 31, 1998

                                         Nine Months            Year
                                         Ended                  Ended
                                         December 31,           March 31,
                                         1998                   1998
                                         -----------             -------
Sales                                      $168,377             $181,754
Cost of goods sold                           98,103               93,927
                                            -------              -------
Gross profit                                 70,274               87,827

Expenses
  Business tax                                  833                1,973
  Depreciation                                4,662               10,611
  Insurance                                   1,226                1,351
  Interest and bank charges                  39,287               48,106
  Lab expenses                                2,482                3,000
  Marketing                                   5,061               14,651
  Miscellaneous                                   -                2,570
  Office expenses                            27,573                2,362
  Professional fees                          11,425               23,531
  Rent                                       10,898               25,123
  Salaries/wages/employee benefits           75,030               44,661
  Organizational cost                        38,000                    -
  Commitment fees                            10,000                    -
  Research and development cost              10,527              101,664
  Contract manufacturing cost                35,622               68,587
                                            -------              -------
                                            272,626              348,190

Net loss                                   (202,352)            (260,363)
Deficit, beginning of period             (1,013,332)            (740,781)
                                            -------              -------
                                         (1,215,684)          (1,001,144)
Less: Dividends paid, net of discount
  earned, on preference shares                    -              (12,188)
                                            -------              -------

Deficit, end of period                  $(1,215,684)         $(1,013,332)
Net loss per share                           $(0.09)             $     -

Weighted average number of common
  shares outstanding                      2,140,000                    -

     The accompanying notes are an integral part of these consolidated financial statements.

                       NORTHSTAR ELECTRONICS INC.
             CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY
                            (U.S. Dollars)
                             (Unaudited)
                 NINE MONTHS ENDED DECEMBER 31, 1998

                                         Additional                Total
                       Common    Shares   Paid-In               Shareholders
                       Number    Amount   Capital     Deficit      Equity
                       ------    ------   -------     -------      ------
Balance,
  March 31, 1998             -   $   -   $403,582   $(1,013,332)  $(609,750)

Common shares issued
  for cash at $0.0025
  per share          2,040,000     204      4,896

Common shares issued
  for cash at $0.25
  per share            100,000      10     24,990

Stock offering costs         -       -     (5,000)

Additional paid up
  capital received in
  wholly owned
  subsidiary                 -       -     11,387

Net loss -
  December 31, 1998          -       -          -     (202,352)
                       ------    ------   -------      -------     ------

Balance,
  December 31, 1998 2,140,000      $214  $439,855  $(1,215,684)  $(775,615)


      The accompanying notes are an integral parts of these consolidated financial statements.

                       NORTHSTAR ELECTRONICS INC.
                  CONSOLIDATED STATEMENT OF CASH FLOWS
                            (U.S. Dollars)
                              (Unaudited)
                  NINE MONTHS ENDED DECEMBER 31, 1998

                                             Nine Months           Year
                                                Ended             Ended
                                             December 31,        March 31,
                                                 1998              1998
Cash Provided by (used in)                    ----------         --------
  Operations
    Net loss                                  $(202,352)        $(260,363)
    Depreciation                                  4,662            10,611
    Net change in non-cash
      working capital items                     138,352             6,957
                                              ----------         --------
                                                (59,338)         (242,795)
                                              ----------         --------
  Financing activities
    Proceeds from issuance
      of common shares                           36,487           396,858
    Proceeds from long term debt                      -            86,677
    Advances from Cabot Management
      Limited                                     1,206             3,796
    Advances from shareholder                    24,512            46,695
    Repayment of long term debt                       -           (20,000)
    Discount on redemption of
      preference shares                               -            16,000
    Redemption of preference shares                   -           (56,000)
    Payment of dividends on preference
      shares                                          -           (28,188)
    Conversion of Class C preference
      shares                                          -          (191,555)
                                              ----------         --------
                                                 62,205           254,283
  Investing Activities                        ----------         --------
    Purchase of capital assets                   (3,189)           (7,536)
                                              ----------         --------
Increase in cash                                   (322)            3,952
Cash,  beginning of period                        2,553            (1,399)
                                              ----------         --------
Cash,  end of period                             $2,231            $2,553
                                              ==========         ========

      The accompanying notes are an integral part of these consolidated financial statements.

                       NORTHSTAR ELECTRONICS INC.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              (U.S. Dollars)
                                (Unaudited)
                             December 31, 1998

1. Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. These financial statements are condensed and do not include all disclosures required for annual financial statements. The organization and business of the Company, accounting policies followed by the Company and other information are contained in the notes to the Company's audited financial statements, Northstar Electronics Inc. and the subsidiary Northstar Technical Inc., filed as part of the Company's Registration Statement Form SB-1.

In the opinion of the Company's management, these financial statements reflect all adjustments necessary to present fairly the Company's consolidated financial position at December 31, 1998 and the consolidated results of operations and the consolidated statement of cash flows for the nine months ended December 31, 1998.

2. Long term debt
                                                   December        March
                                                      31,           31,
                                                     1998           1998
                                                   --------       --------
10% loan payable to Pathfinder Enterprises
  Inc. in monthly interest payments only
  to July 5, 2002                                  $160,000       $160,000

ACOA (Federal Government Agency) interest
  free loan repayable in sixty monthly and
  consecutive instalments of $2,170                 130,221        130,221

ACOA (Federal Government Agency) interest
  free loan repayable in twenty-four monthly
  and consecutive instalments of $4,167             100,000        100,000

ACOA (Federal Government Agency) interest
  free loan payable in 36 monthly and
  consecutive instalments of $4,373 beginning
  when full loan draw down is received.
  Secured by postponements on Cabot Management
  Limited's loan of $87,224 and a shareholder's
  loan of $ 12,707.                                  86,676         86,676
                                                   --------       --------

                                                   $476,897       $476,897

3. Capital stock
                                                   December        March
                                                      31,           31,
                                                     1998           1998
                                                   --------       --------
Authorized
   20,000,000 preferred shares at $0.0001 par value
  100,000,000 common shares at $0.0001 par value

Issued and outstanding
  2,140,000 common shares                              $214           $  -

Additional paid in capital                          439,855        403,582
                                                   --------       --------

                                                   $440,069       $403,582


On May 11, 1998 the company issued 40,000 common shares to an officer of the company at $0.0025 per share. Proceeds were $100.

The company completed a 504 offering of 2,000,000 shares of its common stock at $ 0.0025 per share. Proceeds from this offering were $5,000.

Also the company completed a subsequent 504 offering for 100,000 shares of its common stock at $0.25 per share. Proceeds from this offering were $25,000. The company has not issued any additional shares since the above 504 offerings which were completed in July, 1998.


4. Contingent liability

The company is a defendant in a lawsuit commenced against them by their former master distributor. The former distributor has alleged that the company has interfered with the ability of the former distributor to sell products. The company has filed a counterclaim for monies owing by the former distributor to the company. An adverse outcome to the lawsuit could have an adverse material impact upon the company and the range of possible loss could be from $0 to $1,300,000.


5. Subsequent event

On January 26, 1999 the reverse acquisition merger between Northstar Electronics Inc. and Northstar Technical Inc. was completed which resulted in Northstar Technical Inc. becoming a wholly owned subsidiary of Northstar Electronics Inc.

Northstar Electronics Inc. was incorporated on May 11, 1998 and had no operations other than organizational activities prior to the January 26, 1999 merger.

6. Foreign currency translation

The Company's operations and activities are conducted principally in Canada, hence the Canadian dollar is the functional currency which is translated into U.S. dollars for reporting purposes as follows:

a) Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

b) Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

c) Revenues and expenditures at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are not significant and are included in the determination of net loss.

iii)
                             NORTHSTAR ELECTRONICS INC.
                             --------------------------
                     INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     -----------------------------------------
                                  (U.S. Dollars)
                                    (Unaudited)
                                September 30, 1999
                                ------------------

  CONTENTS                                                    Page
  --------                                                    ----

  Interim Consolidated Balance Sheet                             1
  Interim Consolidated Income Statement                          2
  Interim Consolidated Statement of Shareholders' Equity         3
  Interim Consolidated Statement of Cash Flows                   4
  Notes to Interim Consolidated Financial Statements             5

                          NORTHSTAR ELECTRONICS INC.     1.
                    INTERIM CONSOLIDATED BALANCE SHEET
                              (U.S. Dollars)
                                (Unaudited)

                             SEPTEMBER 30, 1999

                            ASSETS     September 30,    September 30,
                            ------         1999             1998
Current                               -------------    -------------
      Cash                                 $13,471           $19,982
      Receivables                          275,229            68,948
      Inventory                             83,029            65,549
      Prepaid expenses                       4,393             2,254
                                    --------------    --------------
                                           376,122           156,733

Capital assets                              25,431            19,540
                                    --------------    --------------
                                          $401,553          $176,273
                                    ==============    ==============

                           LIABILITIES
Current

        Payables and actuals              $86,784          $205,778
        Loans payable                       27,026            64,575
                                    --------------    --------------
                                           113,810           270,353

Long term debt (Note 2)                    526,061           476,897
Loans payable to Cabot Management Limited   77,959            93,090
Loans payable to shareholder                63,740            65,716
                                    --------------    --------------
                                           781,570           906,056
                                    --------------    --------------
Contingent liability (Note 4)

                           SHAREHOLDERS' EQUITY
                           --------------------
Share capital (Note 3)                   1,024,269           428,682
Deficit                                 (1,404,286)       (1,158,465)
                                    --------------    --------------
                                          (380,017)         (729,783)
                                    --------------    --------------
                                          $401,553          $176,273

The accompanying notes are an integral part of these consolidated financial statements.

                       NORTHSTAR ELECTRONICS INC.   2.
                 INTERIM CONSOLIDATED INCOME STATEMENT
                             (U.S. Dollars)
                               (Unaudited)
                   NINE MONTHS ENDED SEPTEMBER 30, 1999

                                      Nine Months      Nine Months
                                         Ended            Ended
                                      September 30,   September 30,
                                         1999            1998
                                    --------------   --------------
Sales                                     $321,013         $154,496
Cost of goods sold                         112,862          100,723
                                    --------------   --------------
Gross profit                               208,151           53,773
                                    --------------   --------------
Expenses
  Business                                    271              477
  Commissions                              46,300               -
  Depreciation                              3,517            8,667
  Insurance                                 1,410              845
  Interest and bank charges                23,081           26,254
  Lab expenses                             15,958            5,000
  Marketing                                 4,592           10,592
  Office and miscellaneous                 79,722            9,528
  Professional fees                        62,119           15,917
  Rent                                     21,015           14,994
  Salaries/wages/employee benefits        117,568           54,059
  Research and development cost               -             78,132
  Contract manufacturing cost                 -             40,369
  Value of director's uncompensated
    services                               21,200              -
                                   --------------    -------------
                                          396,753          264,834
                                   --------------    -------------
Net loss                                 (188,602)       (211,061)
Deficit, beginning of period           (1,215,684)       (919,216)
                                   --------------    -------------
                                       (1,404,286)     (1,130,277)
Less: Dividends paid on preference
shares                                        -           (28,188)
                                   --------------    -------------
Deficit, end of period               $ (1,404,286)   $ (1,158,465)
                                   ==============    =============
Net loss per share                   $      (0.03)    $     (0.10)
                                   ==============    =============
Weighted average number of common
shares outstanding                      6,971,244       2,140,000

The accompanying notes are an integral part of these consolidated financial statements.

                       NORTHSTAR ELECTRONICS INC.   3.
           INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                             (U.S. Dollars)
                               (Unaudited)

                  NINE MONTHS ENDED SEPTEMBER 30, 1999

                      Common    Shares  Additional  Deficit     Total
                     Number    Amount   Paid-In            Shareholders'
                                         Capital               Equity
                     --------   ------  ---------- -------- -------------

Balance, September
30, 1998            2,140,000     $214   $428,468 $(1,158,465) $(729,783)

Common shares issued for
cash for $ 1.00 per share

  January 25, 1999    100,000      10      99,990
  January 29, 1999    200,000      20     199,980
  January 29, 1999     63,000       6      62,994
  June 29, 1999       200,000      20     199,980


Additional
paid-in capital            -        -      11,387
received in wholly
owned subsidiary

Common shares on
Exchange            4,901,493     490        (490)
Note 3a)

Value of director's
uncompensated            -         -       21,200
services (Note 3d)

Net loss

-October 1, 1998-                                                (57,219)
 December 31, 1998

- September 30, 1999                 -           -        -     (188,602)
                     --------   ------  ---------- -------- -------------
Balance,
September            7,604,493   $760  $1,023,509 $(1,404,286) $(380,017)
30, 1999

   The accompanying notes are an integral part of these consolidated financial statements.

                    NORTHSTAR ELECTRONICS INC.   4.
            INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
                          (U.S. Dollars)
                            (Unaudited)

                   NINE MONTHS ENDED SEPTEMBER 30, 1999

                                         Nine Months      Nine Months
                                           Ended            Ended
                                        September 30,     September 30,
                                           1999             1998
                                        --------------    -------------
Cash provided by (used in)
 Operations

 Net loss                                 $(188,602)       $(211,061)
 Value of director's
   uncompensated services                    21,200                -
 Depreciation                                 3,517            8,667
 Net change in non-cash
   working capital items                   (394,333)          51,245
                                      -------------   --------------
                                           (558,218)        (151,149)
                                      -------------   --------------
Financing activities
  Proceeds from issuance of
    shares and paid-in capital              563,000          304,177
  Proceeds from long term debt               50,355           69,343
  Advances (to) from Cabot
  Management Limited                        (14,267)           8,843
  Advances (to) from shareholder            (16,506)          51,709
  Repayment of long term debt                (1,191)         (20,000)
  Redemption of preference shares               -            (56,000)
  Payment of dividends on preference share      -            (28,188)
  Conversion of Class C preference shares       -           (191,555)
                                         -----------    --------------
                                            581,391           138,329
                                         -----------    --------------
 Investing activities

  Purchase of capital assets                (11,933)           (2,644)
                                         -----------     --------------
  Net change in cash resources               11,240           (15,464)
  Cash, beginning of period                   2,231            35,446
                                         -----------     --------------
  Cash, end of period                       $13,471           $19,982
                                         ===========     ==============
  The accompanying notes are an integral part of these consolidated financials statements.

                       NORTHSTAR ELECTRONICS INC.   5.
                     NOTES TO INTERIM CONSOLIDATED
                           FINANCIAL STATEMENTS
                               (Unaudited)
                            SEPTEMBER 30, 1999

1. Basis of presentation

 These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements. The organization and business of the Company, accounting policies followed by the Company and other information are contained in the notes to the Company's audited financial statements filed as part of the Company's Registration Statement Form SB-1.

 In the opinion of the Company's management, these financial statements reflect all adjustments necessary to present fairly the Company's consolidated financial position at September 30, 1999 and the consolidated results of operations and the consolidated statement of cash flows for the nine months ended September 30, 1999. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the entire fiscal year.

2. Long term debt                       September 30,   September 30,
                                           1999            1998
 10% loan payable to Pathfinder         -------------   --------------
 Enterprises Inc. in monthly interest
 payments only to July 5, 2002              $160,000        $160,000

 ACOA (Federal Government Agency)
 interest free  loan repayable in sixty
 monthly and consecutive installments of
 $ 2,170                                     130,221         130,221

 ACOA (Federal Government Agency)
 interest free  loan repayable in
 twenty-four monthly and consecutive
 installments of $ 4,167                      98,809         100,000

 ACOA (Federal Government Agency) interest
 Free loan payable in 36 monthly and
 Consecutive installments of $ 4,373
 beginning when full loan draw down is
 received.  Secured by postponements on Cabot
 Management Limited's loan of $87,224 and
 a shareholders' loan of $12,707.            137,031          86,676
                                       -------------   -------------
                                            $526,061        $476,897

3. Capital stock
                                          September 30,   September 30,
                                                  1999            1998
                                          ------------    ------------
Authorized

20,000,000 preferred shares at $ 0.0001 par value
100,000,000 common shares at $ 0.0001 par value

Issued and outstanding

7,604,493 common shares (1998 - 2,140,000)       $760              $214
Additional paid in capital                  1,023,509           428,468
                                          ------------    -------------
                                           $1,024,269          $428,682

a. On January 15, 1999 and January 26, 1999 the shareholders of Northstar Technical Inc. exchanged their 14,704,479 common shares for 4,901,493 common shares of Northstar Electronics Inc. on the basis of three Northstar Technical shares for every one share of Northstar Electronics Inc. The value of these shares were $ 414,969.

b. Also during January, 1999 the company completed offerings for 363,000 shares of its common stock at $ 1.00 per share. Proceeds from these offerings were $ 363,000.

c. On June 29, 1999 the company completed an offering for 200,000 shares of its common stock at $ 1.00 per share. Proceeds from this offering was $ 200,000.

d. On September 30, 1999 the company received additional paid-in capital of $ 21,200 from Wilson Russell in exchange for value of uncompensated services.


4. Contingent liability

The company is a defendant in a lawsuit commenced against them by their former master distributor. The former distributor has alleged that the company has interfered with the ability of the former distributor to sell products. The company has filed a counterclaim for monies owing by the former distributor to the company. An adverse outcome to the lawsuit could have an adverse material impact upon the company and the range of possible loss could be from $ 0 to $ 1,300,000.

 iv)
                             NORTHSTAR TECHNICAL INC.
                             St. John's, Newfoundland
                              FINANCIAL STATEMENTS
                                 March 31, 1998


CONTENTS                                                          Page

Auditors' Report                                                     1
Balance Sheet                                                        2
Statement of Loss and Deficit                                        3
Statement of Changes in Cash Resources                               4
Notes to Financial Statements                                        5

                               AUDITORS' REPORT

To the Shareholders of Northstar Technical Inc.

      We have audited the balance sheet of Northstar Technical Inc. as at March 31, 1998 and the statements of loss and deficit and changes in cash resources for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, l998 and the results of its operations and the changes in its cash resources for the year then ended in accordance with accounting principles generally accepted in Canada consistently applied. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States and are discussed in Note 13 to the financial statements.

      The accompanying financial statements have been prepared assuming the company will continue as a going concern. To date the company's operations are mainly in the development stages and has not established revenues sufficient to cover its operating costs. It is management's opinion that the company's main net mind division and the new contract manufacturing division will generate future revenues sufficient to cover all costs and result in annual net incomes. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Sullivan, Lewis and White

St. John's, Newfoundland
September 29, 1998                              Chartered Accountants

                               NORTHSTAR TECHNICAL INC.
                                   BALANCE SHEET
                                 (Canadian Dollars)
                                   MARCH 31, 1998

                                       ASSETS            1998        1997
Current                                                --------    --------
   Bank                                                $  3,829   $       -
   Receivables (Note 2)                                 228,052     271,852
   Work in progress                                       7,101       2,279
   Inventory                                             88,356      92,327
   Prepaid expenses                                       4,127       5,620
                                                       --------    --------
                                                        331,465     372,078
Capital assets (Note 3)                                  27,733      32,347
Deferred development costs (Note 4)                     824,744     759,869
Deferred charges (Note 5)                                82,305           -
                                                       --------    --------
                                                    $ 1,266,247 $ 1,164,294
                                                       ========    ========
                                LIABILITIES
Current
   Bank indebtedness                                   $   -      $   2,098
   Payables and accruals                               199,556      257,930
   Loans payable (Note 6)                              138,790      109,425
   Deferred revenue                                        -          5,000
   Long term debt payable within one year (Note 7)     127,340       19,530
                                                      --------     --------
                                                       465,686      393,983
Long term debt (Note 7)                                588,006      595,801
Loans payable to Cabot Management Limited,
 no set terms of repayment (Note 8)                    136,530      130,836
Loan payable to shareholder, no set terms
 of repayment                                           83,602       13,559
                                                      --------     --------
                                                     1,273,824    1,134,179
                                                     ---------    ---------

                               SHAREHOLDERS' DEFICIENCY

Share capital (Note 9)                                 605,372      381,418
Deficit                                             (  612,949)  (  351,303)
                                                    ----------   ----------
                                                    (    7,577)      30,115
                                                    ----------   ----------
                                                   $ 1,266,247  $ 1,164,294
                                                      ========     ========
ON BEHALF OF THE BOARD:
  /s/Dr. Wilson Russell, Director
  /s/Mr. Frank Power, Director

The accompanying notes form an integral part of these financial statements.

                              NORTHSTAR TECHNICAL INC.
                           STATEMENT OF LOSS AND DEFICIT
                               (Canadian Dollars)
                            YEAR ENDED MARCH 31, 1998

                                                        1998           1997
                                                      --------       --------
Revenue                                             $  272,631     $  261,259
Direct costs                                           140,891        129,680
                                                       -------       --------
Gross Profit                                           131,740        131,579
Other income                                            13,934          3,971
                                                      --------       --------
                                                       145,674        135,550
Expenses                                              --------       --------
   Amortization of capital assets                       15,917          9,375
   Amortization of deferred development costs           87,621         40,093
   Bank charges and interest                            16,196          1,724
   Contract manufacturing division (Note 10)           126,008              -
   Heat and light                                       10,343         11,233
   Insurance                                             2,027          1,389
   Interest on loans                                    55,963         68,675
   Management and marketing fees                        16,235         39,687
   Marketing/Market Research costs                       5,742         39,178
   Municipal taxes                                       2,960         10,021
   Miscellaneous                                         3,855          2,408
   Office operating                                     18,859         10,972
   Professional fees                                    35,296         31,370
   Rent                                                 37,685         44,279
   Repairs and maintenance                               4,693          6,488
   Telephone                                            11,184         21,793
   Travel                                                6,865         19,768
   Wages and benefits                                   66,992         87,681
   Write off obsolete inventory stock                   14,405              -
   Less:  Allocation to deferred development
           costs (Note 4)                             (149,808)      (162,881)
                                                    ----------     ----------
                                                       389,038        283,253
                                                    ----------     ----------
Net loss (Note 11)                                    (243,364)      (147,703)
Deficit, beginning of year                            (351,303)      (183,100)
                                                    ----------     ----------
                                                      (594,667)      (330,803)

   Dividends paid on preference shares (Note 9a)       (42,282)       (20,500)
   Discount earned on redemption of Class A
    preference shares (Note 9b)                         24,000            -
                                                    ----------     ----------
Deficit, end of year                                $ (612,949)    $ (351,303)
                                                      ========       ========

The accompanying notes form an integral part of these financial statements.

                                NORTHSTAR TECHNICAL INC.
                          STATEMENT OF CHANGES IN CASH RESOURCES
                                  (Canadian Dollars)
                              YEAR ENDED MARCH 31, 1998

                                                         1998           1997
                                                      --------       --------
Cash provided by (used in)
   Operations
      Net loss                                       $(243,364)     $(147,703)
      Amortization                                     124,114         49,468
      Net change in non-cash working capital items      10,434         81,113
                                                      --------       --------
                                                      (108,816)       (17,122)
   Financing
      Proceeds from long term debt                     130,015         30,000
      Proceeds from issuance of Class C
        preference shares                                    -        120,333
      Proceeds from issuance of common shares          595,287              -
      Advances from Cabot Management Limited             5,694         89,161
      Advances from shareholder                         70,043          8,966
      Repayment of long term debt                      (30,000)        (2,086)
      Discount on redemption of preference shares       24,000             -
      Redemption of preference shares                  (84,000)       (16,000)
      Payment of dividends on preference shares        (42,282)       (20,500)
      Conversion of Class C preference shares         (287,333)             -
                                                    ----------       --------
                                                       381,424        209,874
   Investments

      Increase in deferred charges - net              (102,881)            -
      Increase in deferred development
        costs - net                                   (152,496)      (192,712)
      Purchase of capital assets, net of
        investment tax credits                         (11,304)        (6,934)
      Proceeds from disposal of capital assets               -          2,186
                                                    ----------       --------
                                                      (266,681)      (197,460)

Net change in bank position                              5,927         (4,708)

Bank position, beginning of year                        (2,098)         2,610
                                                    ----------       --------

Bank position, end of year                            $  3,829       $ (2,098)
                                                      ========       ========

The accompanying notes form an integral part of these financial statements.

                               NORTHSTAR TECHNICAL INC.
                            NOTES TO FINANCIAL STATEMENTS
                                   MARCH 31, 1998

1.  Significant accounting policies

    a.  Capital assets

    Capital assets are recorded at cost less any government assistance and are being amortized over their estimated useful lives using the rates and methods set out below:

       Computer equipment                 20% on a declining balance basis
       Computer software                  30% on a declining balance basis
       Office furniture and equipment     20% on a declining balance basis
       Leasehold improvements             20% on a straight line basis

    b.  Deferred development costs

    All costs, including share of overhead costs, associated with the development of the NET MIND System have been capitalized in these financial statements as deferred development costs. These costs are being amortized against income on a straight line basis over a period of ten years. If it becomes evident in a given year that the sales market for this technology declines , then the remaining costs will be amortized over a shorter period.

   The company acquired the initial technology for the NET MIND System from the receiver of National Petroleum and Marine Consultants Limited and Altair Marine Systems Limited for the sum of $1. Prior to going into receivership, these two companies had spent approximately $1,740,408 on the development of this technology. To date Northstar Technical Inc. has spent $1,754,318 on this technology, including overhead costs of $621,430, which has been reduced by various assistance and tax credits totaling $801,860 as referred to in Note 4.

    c.  Deferred charges

    Deferred charges consist of initial planning, startup and overhead costs related to contract manufacturing in association with Lockheed Martin - Federal Systems Inc. These costs amounted to $102,882 at March 31, 1998, as referred to in Note 5, and are being amortized on a straight line basis over a five year term.

    d.  Inventory

    The company's inventory is valued at the lower of cost and net realizable value.

    e.  Investment tax credits

    Investment tax credit refunds arising from the incurrence of qualifying research and development expenditures have been recorded in these financial statements as a reduction of the applicable deferred development costs.

    f.  Government assistance

    The company has been awarded assistance under government programs. Amounts received or receivable under these programs are recorded as a reduction in the cost of capital assets or as a reduction of the applicable deferred development costs.

2.  Receivables
                                                     1998           1997
                                                   --------       --------
  Trade                                         $   137,701    $   115,685
  Government assistance                              22,486         35,650
  Investment tax credit refunds                      67,865        114,337
  Goods and service tax                                  -           4,975
  Provincial sales tax                                   -             105
  Other                                                  -           1,100
                                                   --------       --------
                                                $   228,052    $   271,852
                                                   ========       ========

3.  Capital assets
                                           1998                     l997
                                ------------------------------   ---------
                                       Accumulated    Net Book    Net Book
                          Cost         Amortization    Value       Value
                         --------      -------------  --------    --------
  Computer equipment     $  6,654           $  2,555   $ 4,099    $  4,450
  Computer software         8,705              4,760     3,945       4,365
  Furniture and
    equipment              31,293             14,007    17,286      17,710
  Leasehold improvements    4,335             11,932     2,403       5,822
                          -------             ------   -------     -------
                         $ 60,987           $ 33,254   $27,733    $ 32,347

4.  Deferred development costs
                                                     1998           1997
                                                   --------       --------
  Wages and benefits                             $  608,461     $  484,720
  Materials and other costs                         165,160        148,980
  Subcontractors                                    359,267        355,179
  Overhead                                          621,430        471,622
                                                   --------       --------
                                                  1,754,318      1,460,501

  Less:  Government assistance                      362,965        289,509
         Other assistance                            61,685         61,685
         Investment tax credits                     377,210        309,345
                                                   --------       --------
                                                    952,458        799,962

  Less:  Amortization                               127,714         40,093
                                                   --------       --------
                                                 $  824,744     $  759,869
                                                   ========       ========

5.  Deferred charges - Contract Manufacturing Division

                                                     1998           1997
                                                   --------       --------

  Planning and start up costs                   $    28,951     $        -

  Overhead costs (Note 10)                           73,930              -
                                                   --------       --------
                                                    102,881              -

  Less:  Amortization of deferred charges            20,576              -
                                                   --------       --------

                                                 $   82,305      $       -
                                                   ========       ========

6.  Loans payable
                                                     1998           1997
                                                   --------       --------
    10% loan payable to Enterprise Newfoundland
     and Labrador in monthly interest payments
     plus principal amount payable on demand     $   22,451      $  24,657

    12% loan payable to Eastern Meridian Mining
     Corporation including accrued interest, to
     be repaid in full by November 30, 1998,
     secured by the personal guarantee of Wilson
     Russell                                         75,939         68,500

    Loan payable to Toronto-Dominion bank,
     secured by the personal guarantee of
     Wilson Russell.  This loan was repaid
     in full on September 24, 1998                   20,000              -

    Loan payable to Brian Gamberg repaid in
     full on April 15, 1998                          20,400              -


    10% loan payable to Dr. Carl Wesolowski               -         16,268
                                                   --------       --------

                                                 $  138,790      $ 109,425
                                                   ========       ========

7.  Long term debt
                                                     1998           1997
                                                   --------       --------
    ACOA interest-free loan repayable in sixty
     monthly and consecutive installments of
     $ 3,255 beginning October 1, l997          $   195,331    $   195,331

    ACOA interest-free loan to April, l997 with
     monthly principal repayments of $ 6,250
     beginning May 1, l998                          150,000        150,000

    10% loan payable to Pathfinder Enterprises
     Inc. in monthly interest payments only to
     July 5, 2002, secured by a floating charge
     debenture.                                      240,000       240,000

    6% loan payable to Tim Tiessen                       -          15,000

    6% loan payable to Frank Hawkins                     -          15,000

    ACOA interest free loan repayable in 36 monthly
     consecutive installments of $ 6,560 beginning
     July 1, 1998 if full loan draw down is received.
     Secured by postponements on Cabot Management
     Limited's loans of $ 130,836 and shareholders'
     loan of $ 19,060                                130,015            -
                                                    --------      --------
                                                     715,346       615,331

    Less:  Long term debt payable within one year    127,340        19,530
                                                    --------      --------

                                                  $  588,006   $   595,801
                                                    ========      ========

8.  Loans payable - Cabot Management Limited

    Cabot Management Limited, an associated company, has the option to convert their interest free loans, totaling $136,530 at March 31, 1998, to common shares of Scientific Technologies Inc., if the company merges with Scientific Technologies Inc., as referred to in Note 12.

9.  Share capital
                                                     1998           1997
                                                   --------       --------
Authorized
  An unlimited number of Class A common shares
    with no par value.
  An unlimited number of Class A preference
    shares with no par value.
  An unlimited number of 10% redeemable,
    retractable, cumulative, non-voting,
    participating Class B preference shares
    with no par value.
  An unlimited number of 10% redeemable,
    retractable, cumulative, non-voting,
    participating Class C preference shares
    with no par value.
  Issued and outstanding
    14,609,195 Class A common shares            $   605,372     $   10,085

    84 Class A preference shares                         -          84,000

    287,333 Class C preference shares                    -         287,333
                                                   --------       --------
                                                $   605,372     $  381,418
                                                   ========       ========

    a. On October 3, 1997 the common shares were amended to be designated Class "A" common shares and the outstanding 95 Class "A" common shares were subdivided on the basis of that each Class "A" common share became 126,316 Class "A" common shares resulting in a total issued Class "A" common shares of 12,000,000. This stock split was done as the company intends to go public as referred to in Note 12. Also during October and November 1997 an additional 2,609,195 Class "A" common shares were issued for $595,287.
This included conversion of preference C shares and accumulated dividend arrears of $42,282.

    b. The 84 Class A preference shares previously issued to Southside Community Development Fund Corporation were redeemed in August, 1997 for $60,000 which resulted in a discount earned on redemption of $24,000.

10. Contract Manufacturing Division
                                                      1998          1997
                                                    --------      --------
  Amortization of deferred charges (Note 5)    $    20,576     $       -
  Contract labor                                    25,000             -
  Operating expenses                                63,356             -
  Salaries and benefits                            136,038             -
  Less:  Direct costs on contract with
      Lockheed Martin - Federal Systems,
      Inc.                                         (25,133)            -
      Wage subsidy                                 (19,899)            -
                                                  --------       --------
                                                   199,938             -
  Less:  Allocation to deferred charges (Note 5)   (73,930)            -
                                                  --------       --------
                                               $   126,008     $       -
                                                  ========       ========
11. Income taxes

    The company has losses carried forward totaling $ 1,015,851 which have not been recognized in these financial statements. These losses carried forward can be applied against otherwise taxable income and if unused will expire in the following years:

            March 31, 2000    $    3,811       March 31, 2004    $  512,179
                              ==========                         ==========
            March 31, 2002    $   37,523       March 31, 2005    $  367,846
                              ==========                         ==========
            March 31, 2003    $   94,492
                              ==========

    Also the company's book values of deferred development costs and deferred charges exceeds their income tax values by $ 620,153 as at March 31, 1998.

    The net deferred income taxes debit related to both of these items have not been reflected in these financial statements.

12. Subsequent event

    On July 31, 1998 the company entered into an agreement for a merger with Scientific Technologies Inc. provided:

    a. Northstar Technical Inc. would receive from Scientific Technologies Inc. a sum of not less than US $ 500,000 and no greater than US $ 970,000.

    b. Scientific Technologies Inc. would purchase not less than 75% of the issued and outstanding capital stock of Northstar Technical Inc. in exchange for issuance of common shares in their capital stock.

    c. The transfer of funds from Scientific Technologies Inc. and the merger would be carried out at the time Scientific Technologies Inc. becomes a public listed company on the National Association of Investment Dealers OTC Bulletin Board.

    The time of closing is set for the earliest convenient date mutually agreeable to both parties, or October 31, 1998.

13. Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP")

    These financial statements have been prepared in accordance with GAAP in Canada which differs in some respects from GAAP in the United States.
The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

                                                       1998         1997
                                                     --------     --------
  Adjustments to assets, and shareholders' deficiency

  ASSETS
  Deferred development costs
   Canadian GAAP                                    $ 824,744    $ 759,869
   Research and development expenditures             (824,744)    (759,869)
                                                     --------     --------
   United States GAAP                               $      -     $      -
                                                     ========     ========

13. Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (Continued)
                                                        1998         1997
                                                     --------     --------
  Deferred charges
   Canadian GAAP                                  $    82,305   $       -
   Deferred charges expenditures                      (82,305)          -
                                                     --------     --------
  United States GAAP                             $        -    $       -
                                                     ========     ========
  Deficit
   Canadian GAAP                                  $  (612,949)  $  (351,303)
         Research and development expenditures       (824,744)     (759,869)
         Deferred charges expenditures                (82,305)          -
         United States GAAP                       $(1,519,998)  $(1,111,172)
                                                     ========      ========
  Adjustments to net loss
  Expenses
    Canadian GAAP                                  $   389,038   $  283,253
    Amortization of deferred development costs         (87,621)     (40,093)
    Amortization of deferred charges                   (20,576)           -
    Deferred development costs                         152,496      192,712
    Deferred charges                                   102,881            -
                                                      --------     --------
   United States GAAP                             $    536,218  $   435,872
                                                      ========     ========

  Net loss for the period
  Canadian GAAP                                   $   (243,364) $  (147,703)
   Amortization of deferred development costs           87,621       40,093
   Amortization of deferred charges	                    20,576            -
   Deferred development costs expenditures            (152,496)    (192,712)
   Deferred charges expenditures                      (102,881)           -
                                                      --------      --------
  United States GAAP                              $   (390,544) $  (300,322)
	                                                ========      ========

14. Uncertainty Due To The Year 2000 Issue

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

v)
                     NORTHSTAR TECHNICAL INC.
                     St. John's, Newfoundland
                       FINANCIAL STATEMENTS

                        December 31, 1998


CONTENTS                                                           Page
                                                                   ----
Auditors' Report                                                     1
Balance Sheet                                                        2
Statement of Loss and Deficit                                        3
Statement of Changes in Cash Resources                               4
Notes to Financial Statements                                        5

                       AUDITORS' REPORT                              1.
                       ----------------

To the Shareholders of
  Northstar Technical Inc.

We have audited the balance sheet of Northstar Technical Inc. as at December 31, 1998 and the statements of loss and deficit and changes in cash resources for the nine months then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and the results of its operations and the changes in its cash resources for the nine months then ended in accordance with accounting principles generally accepted in Canada consistently applied. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States and are discussed in Note 14 to the financial statements.

The accompanying financial statements have been prepared assuming the company will continue as a going concern. To date the company's operations are mainly in the development stages and has not established revenues sufficient to cover its operating costs. It is management's opinion that the company's main net mind division and the new contract manufacturing division will generate future revenues sufficient to cover all costs and result in annual net incomes. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

St. John's, Newfoundland            /s/ Sullivan, Lewis and White
July 14, 1999                           Chartered Accountants

                       NORTHSTAR TECHNICAL INC.                      2.
                            BALANCE SHEET
                          (Canadian Dollars)
                          DECEMBER 31, 1998

                                        December 31,         March 31,
                          ASSETS           1998                1998
Current                   ------        -----------           ---------
  Bank                                       $1,238             $3,829
  Receivables (Note 2)                      148,583            228,052
  Work in progress                            3,688              7,101
  Inventory                                  52,591             88,356
  Prepaid expenses                            2,269              4,127
                                        -----------          ---------
                                            208,369            331,465
Capital assets (Note 3)                      25,523             27,733
Deferred development costs (Note 4)         768,311            824,744
Deferred charges (Note 5)                   110,287             82,305
                                        -----------          ---------
                                         $1,112,490         $1,266,247
                                        ===========          =========
                       LIABILITIES
Current
  Payables and accruals                    $212,038           $199,556
  Loans payable (Note 6)                    158,815            138,790
  Long term debt payable
  within one year (Note 7)                   10,716            127,340
                                        -----------          ---------
                                            381,569            465,686
Long term debt (Note 7)                     704,630            588,006
Loans payable to Cabot Management
Limited, no set terms of repayment (Note 8) 138,339            136,530
Loans payable to shareholder,
no set terms of repayment                   120,370             83,602
                                        -----------          ---------
                                          1,344,908          1,273,824
Contingent liability (Note 9)

                       SHAREHOLDERS' DEFICIENCY
                       ------------------------
Share capital (Note 10)                     622,453            605,372
Deficit                                    (854,871)          (612,949)
                                        -----------          ---------
                                           (232,418)            (7,577)
                                        -----------          ---------
                                         $1,112,490         $1,266,247

ON BEHALF OF THE BOARD:                             Director
                                                    Director

The accompanying notes are an integral part of these financial statements.

                      NORTHSTAR TECHNICAL INC.                        3.
                    STATEMENT OF LOSS AND DEFICIT
                          (Canadian Dollars)
                  NINE MONTHS ENDED DECEMBER 31, 1998
                                                       Nine Months     Year
                                                         Ended        Ended
                                                      December 31,  March 31,
                                                          1998        1998
                                                      ------------  ---------
Revenue                                                 $252,565     $272,631
Direct costs                                             147,155      140,891
                                                      ------------  ---------
Gross profit                                             105,410      131,740
Other income                                               8,231       13,934
                                                      ------------  ---------
                                                         113,641      145,674
                                                      ------------  ---------
Expenses
  Amortization of capital assets                           6,992      15,917
  Amortization of deferred development costs              72,224      87,621
  Bank charges and interest                               15,608      16,196
  Contract manufacturing division (Note 11)               72,341     126,008
  Heat and light                                           1,905      10,343
  Insurance                                                1,838       2,027
  Interest on loans                                       43,911      55,963
  Management and marketing fees                            4,992      16,235
  Marketing/Market Research costs                          3,606       5,742
  Municipal taxes                                          1,249       2,960
  Miscellaneous                                            5,194       3,855
  Office operating                                        10,240      18,859
  Professional fees                                       17,138      35,296
  Rent                                                    32,435      37,685
  Repairs and maintenance                                  2,423       4,693
  Telephone                                                9,590      11,184
  Travel                                                   3,739       6,865
  Wages and benefits                                      50,138      66,992
  Write off obsolete inventory stock                          -       14,405
  Less: Allocation to deferred development costs              -     (149,808)
                                                      ------------  ---------
                                                         355,563     389,038
                                                      ------------  ---------
Net loss (Note 12)                                      (241,922)   (243,364)
Deficit, beginning of period                            (612,949)   (351,303)
                                                      ------------  ---------
                                                        (854,871)   (594,667)
  Dividends paid on preference shares                         -      (42,282)
  Discount earned on redemption of Class A preference
  Shares                                                      -        24,000
                                                      ------------  ---------
Deficit, end of period                                 $(854,871)  $(612,949)
                                                      ============  =========
The accompanying notes are an integral part of these financial statements.

                       NORTHSTAR TECHNICAL INC.                         4.
               STATEMENT OF CHANGES IN CASH RESOURCES
                           (Canadian Dollars)
                NINE MONTHS ENDED DECEMBER 31, 1998

                                                   Nine Months      Year
                                                      Ended        Ended
                                                   December 31,   March 31,
                                                      1998          1998
                                                   ------------  ----------
Cash provided by (used in)

  Operations
    Net loss                                          $(241,922)  $(243,364)
    Amortization                                        104,667     124,114
    Net change in non-cash working capital items        153,012      10,434
                                                   ------------  ----------
                                                         15,757    (108,816)
Financing
    Proceeds from long term debt                             -      130,015
    Proceeds from issuance of common shares              17,081     595,287
    Advances from Cabot Management Limited                1,809       5,694
    Advances from shareholder                            36,768      70,043
    Repayment of long term debt                              -      (30,000)
    Discount on redemption of preference shares              -       24,000
    Redemption of preference shares                          -      (84,000)
    Payment of dividends on preference shares                -      (42,282)
    Conversion of Class C preference shares                  -     (287,333)
                                                   ------------  ----------
                                                         55,658     381,424
                                                   ------------  ----------

Investments

  Increase in deferred charges - net                    (53,433)   (102,881)
  Increase in deferred development cost - net           (15,791)   (152,496)
  Purchase of capital assets, net of investment
  tax credits                                            (4,782)    (11,304)
                                                   ------------  ----------
                                                        (74,006)   (266,681)
                                                   ------------  ----------
Net change in bank position                              (2,591)      5,927
Bank position, beginning of period                        3,829      (2,098)
                                                   ------------  ----------
Bank position, end of period                             $1,238      $3,829
                                                   ============  ==========

 The accompanying notes are an integral part of these financial statements.

                       NORTHSTAR TECHNICAL INC.                        5.
                    NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1998

1.  Significant accounting policies

a.  Capital assets
Capital assets are recorded at cost less any government assistance and are being amortized over their estimated useful lives using the rates and methods set out below:
                  Computer equipment       20% on a declining balance basis
                  Computer software        30% on a declining balance basis
                  Office furniture and
                    Equipment              20% on a declining balance basis
                  Leasehold improvements   20% on a straight line basis

b.  Deferred development costs
All costs, including share of overhead costs, associated with the development of the NET MIND System have been capitalized in these financial statements as deferred development costs. These costs are being amortized against income on a straight line basis over a period of ten years. If it becomes evident in a given year that the sales market for this technology declines, then the
remaining costs will be amortized over a 	shorter period.

The company acquired the initial technology for the NET MIND System from the receiver of National Petroleum and Marine Consultants Limited and Altair Marine Systems Limited for the sum of $ 1. Prior to going into receivership, these two companies had spent approximately $ 1,740,408 on the development of
this technology.   To date Northstar Technical Inc. has spent $ 1,847,795 on
this technology, including overhead costs of $ 621,430, which has been reduced by various assistance and tax credits totaling $ 879,546 as referred to in Note 4.

c.  Deferred charges
Deferred charges consist of initial planning, startup and overhead costs related to contract manufacturing in association with Lockheed Martin - Federal Systems Inc. These costs amounted to $ 156,314 at December 31, 1998, as referred to in Note 5, and are being amortized on a straight line basis over a five year term.

d.  Inventory
The company's inventory is valued at the lower of cost and net realizable value.

e.  Investment tax credits
Investment tax credit refunds arising from the incurrence of qualifying research and development expenditures have been recorded in these financial statements as a reduction of the applicable deferred development costs.

f.  Government assistance
The company has been awarded assistance under government programs. Amounts received or receivable under these programs are recorded as a reduction in the cost of capital assets or as a reduction of the applicable deferred development costs.

2. Receivables                                       December 31,   March 31,
                                                        1998            1998
                                                    ------------   ----------
 Trade                                                  $20,200      $137,701
 Government assistance                                       -         22,486
 Investment tax credit refunds                          128,383        67,865
                                                    ------------   ----------
                                                       $148,583      $228,052
                                                    ============   ==========

3. Capital assets                         December 31,              March 31,
                                             1998                      1998
                                 -----------------------------     ----------
                                  Cost  Accumulated   Net Book       Net Book
                                        Amortization  Value          Value
                                 -----------------------------     ----------
Computer equipment               $6,654     $3,170     $3,484        $4,099
Computer software                 8,892      5,681      3,211         3,945
Furniture and equipment          34,350     16,906     17,444        17,286
Leasehold improvements           15,872     14,488      1,384         2,403
                                 -----------------------------     ----------
                                 $65,768   $40,245    $25,523       $27,733
                                 =============================     ==========

4. Deferred development costs
                                                     December 31,   March 31,
                                                           1998        1998
                                                    ------------   ----------
Wages and benefits                                     $693,362     $608,461
Materials and other costs                               173,736      165,160
Subcontractors	                                      359,267      359,267
Overhead                                                621,430      621,430
                                                    ------------   ----------
                                                      1,847,795    1,754,318

Less:    Government assistance                          380,133      362,965
         Other assistance                                61,685       61,685
         Investment tax credits                         437,728      377,210
                                                    ------------   ----------
                                                        968,249      952,458
Less:       Amortization                                199,938      127,714
                                                    ------------   ----------
                                                       $768,311     $824,744
                                                    ============   ==========

5. Deferred charges - Contract Manufacturing Division
                                                     December 31,   March 31,
                                                        1998           1998
                                                    ------------   ----------
    Planning and start up costs                         $28,951      $28,951
    Overhead costs (Note 10)                            127,363       73,930
                                                    ------------   ----------
                                                        156,314      102,881
    Less:  Amortization of deferred charges              46,027       20,576
                                                    ------------   ----------
                                                       $110,287      $82,305
                                                    ============   ==========

6. Loans payable                                     December 31,   March 31,
                                                         1998           1998
                                                     ------------   ---------
   10% loan payable to Enterprise Newfoundland           $20,473     $22,451
   and Labrador in monthly interest payments plus principal amount payable on demand

   12% loan payable to Eastern Meridian Mining            83,036      75,939
   Corporation including accrued interest, to be repaid in full by March 1, 1999, secured by the personal guarantee of Wilson Russell

   Loan payable to Toronto-Dominion bank,                     -       20,000
   secured by the personal guarantee of
   Wilson Russell.  This loan was repaid
   in full on September 24, 1998

   Loan payable to Brian Gamberg repaid in full               -       20,400
   on April 15, 1998

   Loan payable to Dr. Carl Wesolowski                    55,306          -
                                                    ------------   ----------
                                                        $158,815     $138,790
                                                    ============   ==========

7. Long term debt                                    December 31,   March 31,
                                                         1998          1998
                                                    ------------   ----------
ACOA 7.5% loan with monthly principal repayments
of $ 3,256 commencing June 1, 2000                     $195,331     $195,331

ACOA 10.9 % loan with monthly principal repayments
of $ 1,786 beginning July 1, 1999                       150,000      150,000

10% loan payable to Pathfinder Enterprises Inc. in
monthly interest payments only to July 5, 2002,
secured by a floating charge debenture                  240,000      240,000

ACOA 6.25% loan repayable in 72 monthly consecutive
installments of $ 3,280 beginning July 1, 2000 if full
loan draw down is received.  Secured by postponements
on Cabot Management Limited's loans of $ 130,836 and
shareholders' loan of $ 19,060                          130,015      130,015
                                                     ------------  ----------
                                                        715,346       715,346
 Less: Long term debt payable within one year            10,716       127,340
                                                     ------------  ----------
                                                       $704,630      $588,006
                                                     ============  ==========
8. Loans payable - Cabot Management Limited

Cabot Management Limited, an associated company, has the option to convert their interest free loans, totaling $ 138,339 at December 31, 1998, to common shares of Scientific Technologies Inc. (See Note 13)

9. Contingent liability

The company is presently involved in a dispute with their distributing agent, whose contract has now been terminated due to non-payment for Net Mind systems sold to them. This termination has lead to court action, the outcome of which is unknown as at the financial statements date.

10. Share capital
                                                     December 31,   March 31,
                                                        1998           1998
                                                    ------------   ----------
 Authorized
   An unlimited number of Class A common shares
     with no par value.
   An unlimited number of Class A preference shares
     with no par value.
   An unlimited number of 10% redeemable, retractable, cumulative, non-voting, participating Class B preference shares with no par value.
   An unlimited number of 10% redeemable, retractable, cumulative, non-voting, participating Class C preference shares with no par value.

 Issued and outstanding
   14,704,440 Class A common shares                    $622,453     $605,372
                                                     ============  ==========
11. Contract Manufacturing Division
                                                       Nine Months     Year
                                                          Ended       Ended
                                                       December 31, March 31,
                                                           1998       1998
                                                       ------------ ---------
Amortization of deferred charges (Note 5)                 $25,451    $20,576
Contract labor                                                 -      25,000
Operating expenses                                          1,199     63,356
Salaries and benefits                                     105,667    136,038
Less:    Direct costs on contract with Lockheed
          Martin - Federal Systems, Inc.                       -     (25,133)
         Wage subsidy/NRC funding                          (6,543)   (19,899)
                                                        ----------- ---------
                                                          125,774    199,938
Less: Allocation to deferred charges (Note 5)             (53,433)   (73,930)
                                                        ----------- ---------
                                                          $72,341   $126,008
                                                        =========== =========

12.  Income taxes

The company has losses carried forward totaling $ 1,531,226 which have not been recognized in these financial statements. These losses carried forward can be applied against otherwise taxable income and if unused will expire in the following years:

December 31, 1999 - $3,811      December 31, 2003 - $512,179
December 31, 2001 - $37,523     December 31, 2004 - $367,846
December 31, 2002 - $94,492     December 31, 2005 - $515,375
                                                    ========

Also the company's book values of deferred development costs and deferred charges exceeds their income tax values by $ 878,598 as at December 31, 1998.

The net deferred income taxes debit related to both of these items have not been reflected in these financial statements.

13. Subsequent event

 On January 26, 1999 the merger between Northstar Technical Inc. and Scientific Technologies Inc. was completed which resulted in Northstar Technical Inc. becoming a wholly owned subsidiary of Scientific Technologies Inc., a US public trading company.

 On January 15, 1999 and January 26, 1999 the shareholders of Northstar Technical Inc. exchanged their 14,704,440 common shares for 4,901,480 common shares in Scientific Technologies Inc. on the basis of three Northstar shares for every one share of Scientific.

14. Differences Between Canadian and United States Generally Accepted Accounting Principles (AGAAP@)

 These financial statements have been prepared in accordance with GAAP in Canada which differs in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:
                                                      Nine Months    Year
                                                         Ended       Ended
                                                      December 31,  March 31,
                                                         1998        1998
                                                       ------------ ---------
 Adjustments to assets, and shareholders' deficiency

 ASSETS
   Deferred development costs
     Canadian GAAP                                        $768,311  $824,744
     Research and development expenditures                (768,311) (824,744)
                                                       ------------ ---------
 United States GAAP                                    $       -    $     -

 Deferred charges
   Canadian GAAP                                          $110,287   $82,305
   Deferred charges expenditures                          (110,287)  (82,305)
                                                       ------------ ---------
 United States GAAP                                    $        -   $     -

 Deficit
   Canadian GAAP                                       $  (854,871)$(612,949)
   Research and development expenditures                  (768,311) (824,744)
   Deferred charges expenditures                          (110,287)  (82,305)
                                                       ------------ ---------
 United States GAAP                                    $(1,733,469(1,519,998)
                                                      ============ =========

Adjustments to net loss

Expenses
    Canadian GAAP                                         $355,563  $389,038
    Amortization of deferred development costs             (72,224)  (87,621)
    Amortization of deferred charges                       (25,451)  (20,576)
    Deferred development costs                              15,791   152,496
    Deferred charges                                        53,433   102,881
                                                      ------------  ---------
    United States GAAP                                    $327,112  $536,218


Net loss for the period Canadian GAAP                    $(241,922)$(243,364)
   Amortization of deferred development costs               72,224    87,621
   Amortization of deferred charges                         25,451    20,576
   Deferred development costs expenditures                 (15,791) (152,496)
   Deferred charges expenditures                           (53,433) (102,881)
                                                      ------------ ----------
   United States GAAP                                    $(213,471)$(390,544)


15. Uncertainty Due To The Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

Part II

Information Not Required in the Prospectus

Item 1. Indemnification of Offices and Directors

As per risks related to the management structure of Northstar management will have no liability for any mistake, errors of judgment or for any act of omission believed to be within the scope of authority conferred by Northstar's articles unless such acts or omissions were performed or omitted fraudulently or in bad faith, constituted gross negligence or were a violation of a director's or officer's fiduciary obligations to Northstar. Northstar has agreed to indemnify the officers and directors against all loss or damage even if caused by that officer's or director's fraud, bad faith, gross negligence or breach of fiduciary obligation

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 2. Other Expenses of Issuance and Distribution

SEC Filing Fee                $      287
Accounting fees                   12,000
Legal fees                        25,000
Other professional fees           10,500
Blue Sky fees and expenses         2,500
Transfer agent's fees              1,900
Printing, including registration
  statement and prospectus         1,500
Miscellaneous costs and expenses   2,000
Total                        $    55,687

Item 3: Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Post-Effective Amendments {Regulation S-B, Item 512-(a)}

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a) To include any prospectus required by Section 10 (a) (3) of the Securities Act;

(b) To reflect in the prospectus any fact or events arising after the effective date of the Registration Statement (or most of the recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the registration Statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement, including (but not limited to) addition or deletion of a managing underwriter.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Item 4. Unregistered Securities Issued or Sold Within One Year

The date, title and amount of unregistered securities sold by Northstar formerly Scientific Technologies, Inc. are as follows:

1) Date: January, 1999
   Number of shares: 363,000
   Total offering price: $1.00 per share
   Total proceeds: $363,000
   Principal underwriter: Rogers & Partners Securities Inc.
   Total commissions: $30,700
   Net Proceeds:  $332,300
   Commissions paid to: Rogers and Partners Securities Inc. and to an unrelated party, Big 8 Management Ltd., as an introduction fee. Names of Purchasers: M. Ghanadian, CT Securities, J. Hiebert Exemption from registration: The statutory exemption which Northstar relied on is Regulation D, Rule 504 of the United States Securities Act of 1933, as amended.

2) Date: January 26, 1999
   Number of shares: 4,901,801
   Total offering price: N/A. Northstar acquired all of the common shares of NTI on the basis of 3 shares of NTI for 1 share of Northstar.
   Exemption from registration: The statutory exemption that Northstar relied on is Regulation S of the United States Securities Act of 1933, as amended. All persons were defined as non-US persons. The offering of shares was limited solely to the shareholders of NTI as a reverse acquisition in which the NTI business effectively became Northstar's business. The transaction agreements are shown in the exhibits.

3) Date: June 25, 1999
   Number of shares: 200,000
   Total offering price: $1.00
   Total proceeds: $200,000
   Principal Underwriter: none
   Total commissions: $20,000
   Commission paid to: unrelated party, Big 8 Management Ltd.
     as an introduction fee.
   Net proceeds: $180,000
   Name of Purchaser: See Exhibits
   Exemption from registration: The exemption that Northstar relied on was Regulation S of the United States Securities Act of 1933. All persons were defined as non-US persons.

Item 5. Index To Exhibits

Copies of the following documents are included as exhibits to this Registration Statement pursuant to Item Part III of Form 1-A and Item 6 of Part II.

Exhibit No.      Title of Document

3.10    **       Northstar Electronics, Inc. Certificate of Incorporation
3.11    **       Northstar Electronics, Inc. Bylaws
3.12    **       Northstar Electronics, Inc. Amendments to Articles of
                   Incorporation (company name change)
3.13    **       Letters of Consent (4 items)
3.2     **       Opinion Regarding Legality of Shares


10.2             Sales Contracts

        **       04/06/95 ACOA Project 600-403-1828-1 Contribution Agreement
        **       05/18/95 NRC Letter of Agreement #03978E
        **       10/23/95 NRC Contribution Agreement #04132E
        **       11/15/95 Teaming Agreement with LORAL Librascope
        **       02/09/96 ACOA Project 600-4024021-1 Contribution Agreement

        **       12/19/96 NRC Contribution Agreement #04702E
        **       04/10/97 ACOA Business Development Program Contribution
                            Agreement
        **       11/28/97 NRC Contribution Agreement #05100E
        **       10/28 /97 Sales Agreement with Lockheed-Martin
        **       05/18/98 STI-Private Placement Memorandum (with
                            attachments)
        **       06/03/98 STI-Private Placement Offering Memorandum (with
                            attachments)
        **       10/30/98 STI-Private Placement Offering Memorandum (with
                            attachments)
        **       09/24/99 Sales Agreement with NOAA
        **       10/18/99 Sales Agreement with Lockheed-Martin


10.31            Lease Agreements

        **       05/28/99 Lease Agreement NTI and Par Holdings, Ltd.
        **       10/01/99 Lease Agreement Northstar Electronics, Inc. and
                            Morguard

23.1             Auditors' Consent Letters

         *       Sullivan Lewis and White
         *       Jones Jensen

99.1    **       Disclosure Statement
99.2    **       Subscription Agreement99.3    **       Y2K Issues

--------------------------------
    *  Submitted Herewith.
   **  Previously Submitted.
--------------------------------

Item 6. Description of Exhibits

Exhibit No.      Title of Document

3.10             Certificate of Incorporation
3.11             Northstar Electronics, Inc. Bylaws
3.12             Northstar Electronics, Inc. Amendments to
                   Articles of Incorporation (company name change)
3.13             Letters of Consent (4 items)
3.2              Opinion Regarding Legality of Shares

10.2             Sales Contracts

                 04/06/95 ACOA Project 600-403-1828-1 Contribution Agreement 05/18/95 NRC Letter of Agreement #03978E
                 10/23/95 NRC Contribution Agreement #04132E
                 11/15/95 Teaming Agreement with LORAL Librascope
                 02/09/96 ACOA Project 600-4024021-1 Contribution Agreement 12/19/96 NRC Contribution Agreement #04702E
                 04/10/97 ACOA Business Development Program Contribution
                            Agreement
                 11/28/97 NRC Contribution Agreement #05100E
                 10/28/97 Sales Agreement with Lockheed-Martin
                 05/18/98 STI-Private Placement Memorandum (with
                            attachments)
                 06/03/98 STI-Private Placement Offering Memorandum (with
                            attachments)
                 10/30/98 STI-Private Placement Offering Memorandum (with
                            attachments)
                 09/24/99 Sales Agreement with NOAA
                 10/18/99 Sales Agreement with Lockheed-Martin

10.31            Lease Agreements

                 05/28/99 Lease Agreement NTI and Par Holdings, Ltd. 10/01/99 Lease Agreement Northstar Electronics, Inc. and
                            Morguard

23.1             Auditors' Consent Letters

                 Sullivan Lewis and White
                 Jones Jensen


99.1             Disclosure Statement
99.2             Subscription Agreement
99.3             Y2K Issues

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, British Columbia, Canada, on February 9, 2000.


                                          /s/ Wilson Russell, Phd
                                          ----------------------
                                          Dr. Wilson Russell, President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


                                          /s/Wilson Russell, Phd
                                          -----------------------
                                          Dr. Wilson Russell, President

                                          Date: 02/09/00

                                          /s/ Frank Power
                                          -------------------------
                                          Frank Power, Director

                                          Date: 02/09/00

Date filed: February 10, 2000

SEC File No. __________